SCHEDULES 1.1.3 TO 10.1.110 OF THE
ASSET AND STOCK PURCHASE AGREEMENT

For the purposes of the representations and warranties of Seller contained in the Agreement, disclosure in any of these Schedules of any facts or circumstances shall be deemed to be an adequate response and disclosure of such facts or circumstances with respect to all representations or warranties by Seller calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more or all of such representations or warranties, provided that, and only to the extent that, the relevance of the fact or circumstance so disclosed to the applicable representation or warranty is readily apparent.  The inclusion of any information in any Schedule or other document delivered by Seller pursuant to the Agreement or the other Operative Agreements shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

No representation or warranty is made as to any contract that is not in writing and fully executed by all parties thereto or where the term thereof has expired, in each case, to the extent expressly set forth on these Schedules.

Schedule 1.1.3

Newsprint Owned Real Property

Fee Title: (Parcels 1-39 and 41-47)

Parcel No. 1:

Section 21, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT oil gas and minerals as reserved in Deed recorded in Docket 134, page 218 and in Docket 134, page 221, records of Navajo County, Arizona.

Parcel No. 2:

Section 7, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all minerals as reserved in Patent from United States of America.

Parcel No. 3:

Section 8, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT oil, gas and minerals as reserved in Deed recorded in Docket 639, page 597, records of Navajo County, Arizona.

Parcel No. 4:

Section 17, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all minerals as reserved in Patent from United States of America; and

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 691, page 709, records of Navajo County, Arizona.

Parcel No. 5:

Tracts 4, 5, 11, 12, and 13, BAR J RANCHES, of Section 18, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian,

Navajo County, Arizona, according to Book 6 of Land Surveys, page 78, records of Navajo County, Arizona;

EXCEPT all coal and other minerals as reserved in Patent from United States of America.

Parcel No. 6:

Section 30, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 639, page 545, records of Navajo County, Arizona; and

Except that portion of the Southeast quarter of said Section 30 lying South of Arizona Highway 277, as located on December 6, 1962 and conveyed in Docket 177, page 18; and

Except that portion conveyed in Docket 598, page 401, described as follows:

Commencing at a point on the East line of said Section 30, which point bears 0°24'52" West, 256.57 feet from the Southeast corner thereof;

Thence South 83°22'l5" West, 177.97 feet;

Thence South 83°59'30" West, 922.01 feet;

Thence South 82°46'30" West, 189.80 feet to the East line of said Southwest quarter of the Southeast quarter of Section 30, and the point of ending;

Thence continuing South 82°46'30" West, 816.41 feet to the South line of said Southwest quarter of the Southeast quarter of Section 30 and the Point of Ending;

Except the portion conveyed in Docket 376, page 293 described as follows:

Beginning at the point of intersection of the existing southerly boundary line of the 66.00 foot right-of-way of State Highway 277, with the Easterly line of said Section 30, which point bears North 0°24'52" West, 98.81 feet from the Southeast corner thereof;

Thence South 83°22'15" West along said Southerly right-of-way line 182.31 feet;

Thence South 83°59'30" West, continuing along the right-of-way line 992.22 feet;

Thence South 82°46'30" West, continuing along said right of way line, 184.89 feet to the Westerly boundary line of the Southeast quarter of the Southeast quarter of said Section 30;

Thence South 0°01'32" West, along said Westerly boundary line 42.34 feet;

Thence South 82°46'30"  West, 816.41 feet to the south line of said Section 30;

Thence North 89°51'03" West, along said South section line 1,562.60 feet;

Thence North 88°24'30"  East 225.18 feet;

Thence along the arc of a curve to the left having a radius of 5,654.58 feet a distance of 546.18 feet;

Thence North 82°46'30" East, 1,770.11 feet;

Thence North 83°59'30" East, 992.79 feet;

Thence North 83°22'15" East, 193.49 feet to the aforesaid East line of Section 30;

Thence South 0°24'52" East, along said East section line a distance of 108.65 feet to the True Point of Beginning.

Parcel No. 7:

Section 29, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all minerals as reserved in Patent from United States of America.

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona.

Parcel No. 8:

Section 1, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona

EXCEPT all minerals as reserved in Patent from United States of America; and

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona.

Parcel No. 9:

Section 2, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes; and

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and in Docket 134, page 221, records of Navajo County, Arizona.

Parcel No. 10:

Lots 1, 2 and the South half of the Northeast quarter and the Southeast quarter and the Southwest quarter of Section 3, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all minerals as reserved in Patent from United States of America; and

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona.

Parcel No. 11:

The Southeast quarter and the Southeast quarter of the Southwest quarter of Section 4, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes.

Parcel No. 12:

The Northeast quarter and the East half of the Northwest quarter and the East half of the Northwest quarter of the Northwest quarter and the Southwest quarter of the Northwest quarter and the Southeast quarter and the East half of the Southwest quarter and the Northwest quarter of the Southwest quarter and the East half of the Southwest quarter of the Southwest quarter of Section 9, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all minerals as reserved in Patent from United States of America.

Parcel No. 13:

The North half of Section 10, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes.

Parcel No. 14:

The South half of Section 10, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all minerals as reserved in Patent from United States of America.

Parcel No. 15:

Section 11, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all minerals as reserved in Patent from United States of America; and

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona.

Parcel No. 16:

Section 12, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes.

Parcel No. 17:

The Northeast quarter and the Northwest quarter and the Southeast quarter of Section 13, Township 14 north, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all minerals as reserved in Patent from United States of America; and

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona.

Parcel No. 18:

The North half of Section 14, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes.

Parcel No. 19:

The Northeast quarter and the North half of the Northwest quarter of Section 15, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all minerals as reserved in Patent from United States of America; and

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona.

Parcel No. 20:

The North half of the North half of Section 25, Township 14 North Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all mineral as reserved in Patent from United States of America.

Parcel No. 21:

The South half of Section 25, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT Commencing the Northeast corner of the South half of said Section 25;

Thence South 160 rods;

Thence West 3 rods;

Thence North 147 rods;

Thence West 9 rods;

Thence North 13 rods;

Thence East 12 rods to the Point of Beginning;

EXCEPT all minerals as reserved in Patent from United States of America.

Parcel No. 22:

The West half of the Southwest quarter of Section 5, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT one half of the oil and gas rights as reserved in Deed recorded in Docket 34, page 269, records of Navajo County, Arizona; and

EXCEPT all mineral rights and one half of the oil and gas rights as reserved in Deed recorded in Docket 131, page 439, records of Navajo County Arizona.

Parcel No. 23:

Section 6, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil and gas as reserved in Patent from United States of America.

Parcel No. 24:

Section 7, Township 14 North Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all mineral as reserved in Patent from United States of America.

Parcel No. 25:

Section 8, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all coal and other minerals as reserved in Patent from United States of America; (as to the East half); and

EXCEPT all minerals and 1/2 interest in the oil, gas and minerals as reserved in Deed recorded in Docket 131, page 439, records of Navajo County, Arizona, (as to the West half).

Parcel No. 26:

Section 17, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 136, page 363, records of Navajo County, Arizona.

Parcel No. 27:

Section 18, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes, (as to Lots 1 and 2 and the East half of the Northwest quarter); and

EXCEPT one half interest in and to all of the oil, gas and other minerals conveyed in Deed recorded in Docket 95, page 441, records of Navajo County, Arizona, (as to Lots 3 & 4 and the East half of the Southwest quarter of the Southeast quarter of the Northeast quarter).

Parcel No. 28:

Section 19, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all minerals as reserved in Patent from United States of America.

Parcel No. 29:

The West half of Section 20, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 136, page 363, records of Navajo County, Arizona.

Parcel No. 30:

The Northwest quarter of Section 29, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT the Southeast quarter of the Southeast quarter of the Northwest quarter of said Section 29; and

EXCEPT all minerals as reserved in Patent from United States of America.

Parcel No. 31:

Section 30, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT oil and mineral rights as reserved in Deed recorded in Book 42, page 466, records of Navajo County, Arizona; and

EXCEPT 1/2 interest in oil, gas and other minerals as reserved in Deed recorded in Book 95, page 441, records of Navajo County, Arizona.

Parcel No. 32:

That part of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows:

BEGINNING at the Northwest corner of said Section 31;

Thence South 20 rods;

Thence East 91 rods;

Thence North 20 rods;

Thence West 91 rods to the Point of Beginning;

EXCEPT 1/2 interest in oil, gas and other minerals as reserved in Deed recorded in Book 95, page 441, records of Navajo County, Arizona.

Parcel No. 33:

That part of Section 31, Township 14 North, Range 19 East of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows:

BEGINNING at the Southwest corner of said Section 31;

Thence Northerly 52 rods to a point on the West line of said Section 31;

Thence Easterly 100 rods;

Thence Southerly 52 rods to a point on the South line of said Section 31;

Thence Westerly 100 rods to the Point of Beginning;

EXCEPT all oil and minerals as reserved in Deed recorded in Book 43, page 51, records of Navajo County, Arizona.

Parcel No. 34:

That part of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows:

BEGINNING at a point on the North line of said Section 31, which is 91 rods East of the Northwest corner of said Section 31;

Thence East along the North line of said Section, 9 rods;

Thence South 24 rods;

Thence West 34 rods;

Thence North 4 rods;

Thence East 25 rods;

Thence North 20 rods to the Point of Beginning;

EXCEPT all oil and minerals as reserved in Book 43 of Deeds, page 51, records of Navajo County, Arizona.

Parcel No. 35:

The South half of the Southeast quarter of Section 34, Township 15 North Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes.

Parcel No. 36:

Section 35, Township 15 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all minerals as reserved in Patent from United States of America; and

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona.

Parcel No. 37:

Section 36, Township 15 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil, gases and other hydrocarbon substances, helium or other substances of a gaseous nature, coal, metals, minerals, fossils and fertilizer of every name and description and except all uranium, thorium, or any other material which is or may be determined by the laws of the State of Arizona, the United States of America of decisions of courts to be peculiarly essential to the production of fissionable materials, whether or not of commercial value, as reserved in Section 37-231, Arizona Revised Statutes.

Parcel No. 38:

The West half of the West half of Section 31, Township 15 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all minerals as reserved in Patent from United States of America; and

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218, and in Docket 134, page 221, records of Navajo County, Arizona.

Parcel No. 39:

The North half and the Southeast quarter and the East half of the Southwest quarter and the Southwest quarter of the Southwest quarter of Section 24, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all oil, gas and minerals as reserved in Deed recorded in Docket 396, page 179, records of Navajo County, Arizona; and

EXCEPT a tract of land situated within the North half of Section 24, Township 13 North, Range 20 East of the Gila and Salt River Meridian, Navajo County, Arizona, described as follows:

BEGINNING at a point on the West line of said Section 24, which point bears South 0°20'15" East 2315.52 feet from the Northwest corner of said Section 24;

Thence North 58°46'15" East 1318.92 feet;

Thence along the arc of a curve to the right having a radius of 2940.00 feet, a distance of 910.39 feet;

Thence North 76°30'45"  East 1949.80 feet;

Thence along the arc of a curve to the left having a radius of 5655.00 feet, a distance of 279.62 feet;

Thence North 73°40'45" East 493.90 feet;

Thence along the arc of a curve to the right having a radius of 1985.00 feet, a distance of 770.27 feet to the Southerly right of way line of the Apache Railroad;

Thence from a local tangent bearing of South 71°16'34" East along said Southerly railroad right of way line, along the arc of a curve to the left having a radius of 2340.00 feet, a distance of 62.45 feet to a point on the East line of said Section 24, which point bears South 0°15'15" East 593.66 feet from the Northeast corner of said Section 24;

Thence South 00°15'15" East along said East Section line, a distance of 169.11 feet;

Thence from a local tangent bearing of North 84°06'53" West along the arc of a curve to the left having a radius of 2357.93 feet, a distance of 847.77 feet;

Thence South 73°40'45" West 270.63 feet;

Thence along the arc of a curve to the right having a radius of 5805.00 feet, a distance of 287.04 feet;

Thence South 76°30'45" West 1949.80 feet;

Thence along the arc of a curve to the left having a radius of 2790.00 feet, a distance of 863.93 feet;

Thence South 58°46'15" West, a distance of 1411.08 feet to the aforesaid West line of Section 24;

Thence North 00°20'15" West along said West Section line a distance of 176.04 feet to the Point of Beginning.

Parcel No. 41:

That part of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows:

BEGINNING 52 rods North of the Southwest corner of said Section 31;

Thence East 100 rods;

Thence North 244 rods;

Thence West 34 rods;

Thence North 4 rods;

Thence West 66 rods;

Thence South 248 rods to the Point of Beginning.

Parcel No. 42:

The Northwest quarter; the West half of the Southwest quarter; the East half of the Northeast quarter of the Southwest quarter; the West half of the West half of the Northeast quarter of the Southwest quarter of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT that part deeded to the State of Arizona for highway purposes as described in Docket 371, page 369;

EXCEPT oil, gas and minerals as reserved in Deed recorded in Docket 130, page 40, records of Navajo County, Arizona.

Parcel No. 43:

That part of Section 25, Township 14 North, Range 18 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows:

COMMENCING at the Southeast corner of the North half of said Section 25;

Thence North 21 rods to the Point of Beginning;

Thence West 20 rods;

Thence North 30 rods;

Thence East 20 rods;

Thence South 30 rods to the Point of Beginning.

Parcel No. 44:

The East 3650 feet of Section 31, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT oil and minerals as reserved in Deed recorded in Book 43 of Deeds, page 51, records of Navajo County, Arizona.

Parcel No. 45:

Section 34, Township 14 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT all coal as reserved in Patent from United States of America; and

EXCEPT all oil and mineral rights as reserved in Deed recorded in Book 43 of Deeds, page 51, records of Navajo County, Arizona.

Parcel No. 46:

Section 33, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPT the following described parcel of land:

That portion of Section 33, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows:

BEGINNING at a point on the North right-of-way of Paper Mill Road, said point being marked with a 1/2 inch rebar capped LS 9868 and said point bears North 85°29'41" East 984.05 feet from the witness corner for Sections 3 and 4, Township 12 North, Range 21 East, as set by LS 7334;

Thence North 00°30'16" West 834.84 feet to a 1/2 inch rebar capped LS 9868;

Thence North 89°29'44" East 417.42 feet to a 1/2 inch rebar capped LS 9868;

Thence South 00°30'26" East 834.84 feet to a point on the North right-of-way of Paper Mill Road, said point being marked with a 1/2 inch rebar capped LS 9868 and said point bears North 88°08'54" West 1385.88 feet from the witness corner for Sections 33 and 34, Township 13 North, Range 21 East as set by LS 7334;

Thence South 89°29'44" West 417.42 feet along the North right-of-way of Paper Mill Road to the POINT OF BEGINNING; AND

EXCEPT the following described parcel of land:

That parcel of land located in a portion of Section 33, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, more particularly described as follows:

COMMENCING at a point on the North right-of-way of Paper Mill Road, said point being marked with a 1/2 inch rebar capped LS 9868 and said point bears North 85°29'41" East 984.05 feet from the witness corner for Sections 3 and 4, Township 12 North, Range 21 East, as set by LS 7334;

Thence North 00°30'16" West, 834-84 feet to a 1/2 inch rebar capped LS 9868, the POINT OF BEGINNING;

Thence North 00°30'16" West, 450.00 feet;

Thence North 89°29'44" East, 678.06 feet;

Thence South 00°30'16" East, 1284.84 feet to a point on the North right-of-way of Paper Mill Road;

Thence South 89°29'44" West, 260.60 feet to a point on the Northerly right-of-way of Paper Mill Road, said point bears North 88°08'54" West, 1385.88 feet from the witness corner for Sections 33 and 34, Township 13 North, Range 21 East as set by LS 7334;

Thence North 00°30'26" West, 834.84 feet;

Thence South 89°29'44" West, 417.42 feet to a 1/2 inch rebar capped LS 9868, also being the POINT OF BEGINNING; AND

EXCEPT oil, gas and minerals as reserved in Deed recorded in Docket 134, page 218 and amended in Docket 134, page 221, records of Navajo County, Arizona.

Parcel No. 47:

A parcel of land 100 feet in width situated in the West half of the Southwest quarter of Section 34, Township 13 North, Range 21 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, and lying 50 feet in width on each side of the center line of the Logging Railroad Location survey stations 134+08.2 and 157+93.0 the description of said center line of survey across the West half of the Southwest quarter of Section 34, being as follows:

BEGINNING at Location survey station 134+08.2 being the point of intersection of said survey with the East boundary line of the said West half of the Southwest quarter of Section 34, at South 22°19' East 3469 feet from the Northwest corner of the said Section 34, the original cedar post corner being in place;

Thence in a Southwesterly direction on the arc of a one degree curve to the left a distance of 1365.6 feet to the EC of curve at station 147+73.8 being an equation point and equaling Station 148+62.0 ahead, the curve data of the said curve being as follows: Delta 16°54' semi-tangent 851.28 feet and curve length 1690 feet;

Thence from EC of said curve South l9°22'30" West along the said Survey 931 feet to Station 157+93 being the point of intersection with the South boundary line of the said West half of the Southwest quarter of Section 34.

Schedule 1.1.4

Newsprint Real Property Leases

Commercial Leases between the State of Arizona, as landlord and Abitibi Consolidated Sales Corporation, as tenant:

1.	No. 03-553 dated May 27, 2004;

2.	No. 03-26778 dated May 27, 2004; and

3.	No. 03-77857 dated January 15, 2002.

Grazing Lease No. 05-1209 dated September 9, 2004, between the State of Arizona, as landlord and Abitibi Consolidated Sales Corporation, as tenant.

Schedule 1.1.6

Newsprint Equipment Leases

Lease between IKON Financial Services and Abitibi Consolidated Sales Corporation signed on February 22, 2005. Pertains to the following three copier machines: one (1) Ricoh Aficio 20515S/P, one (1) Ricoh Aficio 2060S/P and one (1) Ricoh Aficio 2232C.

Master Lease Agreement between FCM Rail, Ltd. and Abitibi Consolidated Sales Corporation dated July 13, 2006, together with Schedule A-2105 to such Master Lease Agreement dated June 21, 2006, between the same parties. Pertains to a Chevrolet CK 3500 Hi-Rail pick up truck.

Lease Agreement dated June 26, 2002, between Abitibi Consolidated Sales Corporation and Williams Scotsman, Inc. Pertains to a trailer. The term of this agreement expired and was renewed verbally on a month-to-month basis.

Lease Agreement (undated) between Abitibi Consolidated Sales Corporation and Pitney Bowes Inc. Pertains to a postage meter and sealer machine.

Two Lease Agreements between Abitibi Consolidated Sales Corporation and Xerox Corporation, executed by Abitibi Consolidated Sales Corporation on June 22, 2004. Pertains to two copier machines bearing serial numbers MRN 021410 and NWL 029947.

Off-Site Rental Agreement dated February 18, 2005, between Mobile Mini, Inc. and Abitibi Consolidated Sales Corporation. Pertains to mobile storage units. The term of this agreement expired and was renewed verbally on a month-to-month basis.

Schedule 1.1.7

Newsprint Intellectual Property Licenses

Software license “clickwrap” or “shrinkwrap” agreements (undated) between Abitibi Consolidated Sales Corporation and each of the following parties in connection with the use of the software described next to each party:

1.
Veritas Software Global LLC (predecessor in interest to Symantec Corp.) (Backup Exec 10d, Windows, Servers with continuous Protection Server (CPS), v.10.1). Two licenses have been acquired by Abitibi Consolidated Sales Corporation

2.	ImageTrak Software Inc. (ImageTrak Software)

3.	SAS Institute Inc. (JMP 6.0.3 Corporate English)

4.	metaLogic Consulting Inc. (FetchRetriever)

5.	Expertune Inc. (Expertune PID Loop Optimizer)

6.	Microsoft Corporation (VStudio Net Pro 2003)

7.	DameWare Development LLC (DameWare Utilities)

8.	Burst Techonology, Inc. (LogAnalyzer)

9.	Autodesk Inc. (AutoCAD 2007 and Autodesk Map 3D 2007)

10.	EMC Corporation (ApplicationXtender Server)

11.	Adobe Systems Incorporation (Acrobat Adobe)

None of the foregoing agreements have been signed.

Schedule 1.1.10

Newsprint Business Contracts

Note: Contracts not entered into by Abitibi Consolidated Sales Corporation but listed as a Newsprint Business Contract will be assigned to Abitibi Consolidated Sales Corporation prior to the Closing. Contracts entered into by Abitibi Consolidated Sales Corporation listed on Schedule 5.3 shall be deemed to form part of this Schedule 1.1.10.

Agreement for Landfill Operations and Sludge Handling dated as of January 31, 2008, between Abitibi Consolidated Sales Corporation, Snowflake Division and Rio Puerco Construction Company.

Services Agreement dated as of April 17, 2006, between Abitibi Consolidated Sales Corporation and Total Transportation Services, LP.

Power Purchase and Sale Agreement (undated) between Abitibi Consolidated Sales Corporation and Arizona Public Service Company (APS Contract No. 61977) and all confirmations thereunder (copies of Confirmations prior to November 21, 2006 have not been provided to Purchaser).

Electricity Supply Agreement (undated) between Arizona Public Service Company and Stone Southwest Corporation (predecessor in interest to Stone Container Corporation) (APS Agreement No. 18872) (which agreement was assigned to Abitibi Consolidated Sales Corporation pursuant to that certain Assignment and Assumption Agreement dated October, 1998, among Abitibi Consolidated Sales Corporation, Stone Snowflake Newsprint Company and Stone Container Corporation  (the “1998 Assignment Agreement”)) as amended by Amendment No. 1 (undated and unsigned) between the same parties.

Purchase Agreement for Purchase and Sale of Coal dated as of January 1, 2007 between Abitibi Consolidated Sales Corporation and ■.

Fly Ash Agreement dated as of February 24, 1988, between Western Ash Company (predecessor in interest to Boral Material Technologies Inc.) and Stone Container Corporation – Snowflake Mill  (assigned to Abitibi Consolidated Sales Corporation pursuant to the 1998 Assignment Agreement) as amended by:

1.	Letter dated July 22, 1993, from Western Ash Company (predecessor in interest to Boral Material Technologies Inc.) to Stone Container Corporation ;

2.	Amendment No. 1 dated as of September 1, 1998, effective October 6, 1998;

3.	Amendment No. 2 dated as of October 6, 1999;

4.	Amendment No. 3 dated as of October 6, 2001;

5.	Letter dated June 28, 2002 from Boral Material Technologies Inc. (successor in interest to Western Ash Company) to Abitibi Consolidated Sales Corporation;

6.	Amendment No. 4 dated as of August 8, 2003;

7.	Amendment No. 5 dated as of October 1, 2005 (unsigned);

8.	Amendment No. 6 dated as of October 1, 2006 (a copy of this amendment has not been provided to the Purchaser as of the Effective Date); and

9.	Amendment No. 7 dated as of October 10, 2007.

Security Agreement dated as of January 1, 2008, between Abitibi Consolidated Sales Corporation and Corder Community Services.

Standard Large Generator Interconnection Agreement (undated) (APS Contract No. 52023) among Abitibi Consolidated Sales Corporation, Snowflake White Mountain Power, LLC and Arizona Public Service Company.

Addendum No. 1 (undated Operations Provisions) to the Lease Agreement (undated) between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power, LLC.

Lease Agreement (undated) between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power, LLC as amended by:

1.
Consent and Agreement dated as of August, 2006, among Abitibi Consolidated Sales Corporation, as landlord, Snowflake White Mountain Power, LLC, as tenant, and Cobank, ABC, as lender (which was registered pursuant to the Memorandum of Ground Lease and Notice of Easement Rights dated as of September 1, 2006 between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power, LLC);

2.	Amendment No. 2 to the Lease Agreement dated August 2, 2007; and

3.
Amendment No. 3 to the Lease Agreementdated August 23, 2007 (which was registered pursuant the First Amendment to Memorandum of Ground Lease and Notice of Easement Rights dated September 20, 2007, between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power, LLC).

Operating and Management Agreement.

Farm Lease and Operating Agreement dated January 1, 2006, between Abitibi Consolidated Sales Corporation and Reidhead Custom Farming, Inc. The term of this agreement expired and the parties thereto verbally agreed to extend it. The parties to this agreement contemplate entering into a new agreement in February, 2008, but no assurance can be given that such agreement will be entered into.

Lease Agreement dated as of July 1, 2006, between Abitibi Consolidated Sales Corporation and Total Transportation Services, LP.

Stone Container Lease.

Six Land Leases between Abitibi Consolidated Sales Corporation, as landlord, and the following tenants: Reidhead Family Trust, Frank and Geraldine Despain, Jack and Phyllis Carlisle, Decker Ranches, (which lease with Decker Ranches was assigned to Jack and Phyllis Carlisle pursuant to a letter agreement dated March 16, 2006), Rocking Chair Ranch, and Fred and Elise Peterson, each dated March 1, 2001.

Lease Agreement dated May 30, 2005, between Abitibi Consolidated Sales Corporation and Smith Bagley, Inc.

Refer to Schedule 1.1.6.

Labor Agreement effective as of March 1, 2007, between Abitibi Consolidated Sales Corporation and the Local Union, No. 518 International Brotherhood of Electrical Workers, AFL-CIO-CFL, as amended.

Labor Agreement effective March 1, 2007, between Abitibi Consolidated Sales Corporation and the United Steel Workers International Union (Snowflake Local No. 2688) as amended.

Contract dated February 23, 2005 between Searles Valley Minerals and Abitibi-Consolidated Inc.

Agreement effective as of January 1, 2007 between Oxy Canada Sales, Inc. and Abitibi-Consolidated Inc. The parties to this agreement contemplate entering into a new agreement in February, 2008 but no assurance can be given that such contract will be entered into.

Motor Transportation Agreement dated October 17, 2007, among Gordon Trucking Inc., Abitibi-Consolidated Corp. and Abitibi Consolidated Sales Corporation.

Motor Transportation Agreement dated October 11, 2007, among Halvor Lines, Inc., Abitibi-Consolidated Corp. and Abitibi Consolidated Sales Corporation.

Motor Transportation Agreement dated October 10, 2007, among Bear Transportation Services, Abitibi-Consolidated Corp. and Abitibi Consolidated Sales Corporation.

Motor Transportation Agreement dated October 31, 2007, among CRST Van Expedited, Inc., Abitibi-Consolidated Corp. and Abitibi Consolidated Sales Corporation.

Motor Transportation Agreement dated October 31, 2007, among Landstar Ranger, Inc., Abitibi-Consolidated Corp. and Abitibi Consolidated Sales Corporation.

Motor Transportation Agreement dated October 10, 2007, among Heartland Express, Abitibi-Consolidated Corp. and Abitibi Consolidated Sales Corporation.

Motor Transportation Agreement dated August 13, 2007, among Hicks Co., Inc., Abitibi-Consolidated Corp. and Abitibi Consolidated Sales Corporation.

Motor Transportation Agreement dated November 5, 2007, among Voyager Express, Inc., Abitibi-Consolidated Corp. and Abitibi Consolidated Sales Corporation.

Motor Transportation Agreement dated October 12, 2007, among Westco Express, Inc., Abitibi-Consolidated Corp. and Abitibi Consolidated Sales Corporation.

Motor Transportation Agreement dated October 10, 2007, among Knight Transportation Services, Inc., Abitibi-Consolidated Corp. and Abitibi Consolidated Sales Corporation.

The BSBCA Agreement.

Group Insurance Policy issued by Hartford Life to Abitibi Consolidated Sales Corporation, Policy No. GL-859646 with an effective date of January 1, 2002 and an anniversary date of January 1, 2007 (a copy of this policy has not been provided to the Purchaser as of the Effective Date).

Certificate of Insurance issued by Premier Access to Abitibi Consolidated-Snowflake Division, Policy No. 9552, effective May 1, 2003 and renewed April 30, 2007.

Group Accident Insurance Policy issued by American International Life Assurance Company of New York to Abitibi Consolidated, Policy No. BSCOOO8061982, effective for the period commencing January 1, 2006 and ending January 1, 2009.

Group Accident Insurance Policy issued by American International Life Assurance Company of New York to Abitibi Consolidated, Policy No. PAIOOO8061983, effective January 1, 2002.

Amendment and Restatement of Trust Agreement for the Abitibi Consolidated Snowflake Hourly Employees 401(k) Plan between Abitibi Consolidated Sales Corporation and JPMorgan Chase Bank, as dated November 26, 2003.

Trust Agreement for the Abitibi Consolidated Sales Corporation Retirement Plan for the I.B.E.W. Hourly Employees at its Snowflake (Arizona) Division as dated April 1, 1999 and October 15, 2003.

Trust Agreement for the Abitibi Consolidated Sales Corporation Savings Plan for the I.B.E.W. Hourly Employees at its Snowflake (Arizona) Division as dated April 1, 1999 and October 15, 2003.

Qualified Plan Recordkeeping Agreement between American Century Retirement Plan Services, Inc., d/b/a J.P. Morgan/American Century Retirement Plan Services and Abitibi Consolidated Sales Corporation, as Plan Administrator of the Abitibi Consolidated Sales Corporation Retirement Plan for the I.B.E.W. Hourly Employees at the Snowflake Division, effective April 1, 1999.

Qualified Plan Recordkeeping Agreement between American Century Retirement Plan Services, Inc., d/b/a J.P. Morgan/American Century Retirement Plan Services and Abitibi Consolidated Sales Corporation, as Plan Administrator of the Abitibi Consolidated Sales Corporation Savings Plan for the I.B.E.W. Hourly Employees at the Snowflake Division, effective April 1, 1999.

Qualified Plan Recordkeeping Agreement between American Century Retirement Plan Services, Inc., d/b/a J.P. Morgan/American Century Retirement Plan Services and Abitibi Consolidated Sales Corporation, as Plan Administrator of the Abitibi Consolidated Sales Corporation Deferred Investment Savings Plan for the Hourly Employees at the Snowflake Division, effective January 1, 1999.

Employee Assistance Plan between Anthem and Abitibi Consolidated – Snowflake Mill, effective as of January 1, 2008.

Joint Defense Agreement dated Februray 15, 2002, between Abitibi Consolidated Sales Corporation and Stone Container Corporation.

Joint Defense Expense Allocation Agreement dated as of February 15, 2002, between Abitibi Consolidated Sales Corporation and Stone Container Corporation.

Stipulation dated December 12, 2001, between Abitibi Consolidated Sales Corporation and The United States of America in the Water Rights Litigation.

Joint Expert Witness Fee and Expenses Agreement dated July 31, 1996, between Abitibi Consolidated Sales Corporation and Stone Container Corporation.

Schedule 1.3.1.2

Excluded Contracts

■

Schedule 1.3.1.4

Excluded Seller’s Claims

None

Schedule 1.3.2

Third Party Assets

■ owns certain equipment which is on consignment to the Mill with a value of approximately $4,000.91 as at February 5, 2008.

All the assets owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by Snowflake White Mountain Power, LLC, including the boiler, sawmill and storage facility.

The tower, GSM Wireless Facility and related equipment owned or used by Smith Bagley, Inc.

All the assets owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by Nalco Company.

All the assets owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by Total Transportation Services, LP, including assets used in connection with the shuttle services offered by Total Transportation Services, LP.

All the equipment owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by Corder Community Services, including assets used in connection with the security services offered by Corder Community Services.

All the assets owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by Reidhead Custom Farming, Inc., including a maintenance shop and assets used in connection with Abitibi Consolidated Sales Corporation’s farming operation.

All the assets owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by Rio Puerco Construction Company, including assets used in connection with Abitibi Consolidated Sales Corporation’s sludge handling and cell development operation.

All the assets owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by Stone Container Corporation pursuant to the Operating and Management Agreement and the Stone Container Lease, including the paper machine known as #2 Paper Machine.

All the assets owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by Praxair Inc., including a cylinder demurrage.

All the assets owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by Boral Material Technologies Inc. (successor in interest to Western Ash Company), including assets used in connection with Abitibi Consolidated Sales Corporation’s fly ash operations.

All the assets owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by Airgas West Inc., including a bottle demurrage.

All the assets owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by AmeriGas Partners, LP, including a propane tank.

The office trailer and all assets contained therein owned or used by Riley Industrial Services Incorporated (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation).

The office trailer and all assets contained therein owned or used by Glen’s Electric LLC (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation).

The phone switch cabin used by Frontier- A Citizens Communication Company.

All the assets owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by Banana Jons, including portable toilets .

All the assets owned or used (to the extent that such used assets are not owned by Abitibi Consolidated Sales Corporation) by Cheap Seats Portable Toilets, including portable toilets.

Schedule 1.3.3

Redacted Contracts

Software License and Services Agreement dated as of June 15, 1998 between OSI Software, Inc. and Abitibi-Consolidated Inc.

Perpetual Software License Agreement dated April 13, 2004 between SPSS Inc. and Abitibi Consolidated Company of Canada.

Microsoft Enterprise Agreement dated as of February 1, 2003 between MSLI, GP and Abitibi Consolidated Company of Canada (Microsoft Enterprise Agreement No. 75E60069), as amended.

Microsoft Business Agreement dated February 1, 2003 between MSLI, GP and Abitibi Consolidated Company of Canada (Microsoft Business Agreement No. U5585305), as amended.

Microsoft Select Agreement dated February 1, 2003 between MSLI, GP and Abitibi Consolidated Company of Canada (Microsoft Select Agreement No. U5585305), as amended.

Services and Software Agreement between Abitibi Consolidated Sales Corporation (and its affiliates) and Matrikon (Agreement #MTK-10Nov03-Abitibi-GC-Services 6.0).

International Program License Agreement between International Business Machines Corporation and Abitibi Consolidated Company of Canada.

System Purchase Agreement entered into between TietoEnator Majiq, Inc. and Abitibi Consolidated Sales Corporation.

Sales contract dated as of January 1, 2007 between Degussa Corporation and Abitibi Consolidated Sales Corporation.

Chemical Supply and Management Agreement (undated) among Abitibi-Consolidated Company of Canada, Abitibi Consolidated Sales Corporation, Bridgewater Paper Company Limited and other affiliates that may be purchasing under the agreement and Nalco Company.

Motor Transportation Agreement dated July 16, 2007 among Swift Transportation, Abitibi Consolidated Corp., Alabama River Newsprint and Augusta Newsprint Company.

Purchase Agreement (undated) between Rohm and Haas Company and Abitibi-Consolidated Company of Canada, as amended by an amendment (undated).

Schedule 1.5.3

Assumed Actions

Union	Grievance #	Grievant	Subject	Status
USW	A-19-07	■	Failure to provide work	Awaiting third step Union response
USW	A-22-07	■	Suspension	Awaiting third step Union response
USW	A-23-07	■	Verbal Reprimand	Awaiting second step Union response
USW	A-24-07	■	Safety	Awaiting second step Union response
IBEW	C-11-02	■	Overtime	Awaiting fourth step Union response
IBEW	C-5-03	■	Vacancy Filling	Awaiting fourth step Union response
IBEW	C-1-07	■	Call Time	Awaiting fourth step Union response
IBEW	C-2-07	■	Holiday Pay	Awaiting third step company response

Water Rights Litigation (subject to Section 5.1 of the Agreement).

Pending benefit appeal by ■ from the denial of his request for long term disability benefits.

.

Schedule 1.5.5

Specific Assumed Obligations

■

Schedule 2.2.14

Encumbrances To Be Discharged

None

Schedule 2.3.7

Guarantees and Letters of Credit

A Standby Letter of Credit dated June 29, 2007, and amended on July 18, 2007, issued by ■ to ■ in the amount of US$1,250,000.

Schedule 3.1.2

Outstanding Shares of Apache

Authorized shares of capital stock – 6,000

Issued and outstanding shares of capital stock – 6,000

Schedule 3.3.3

No Violation (Seller)

Abitibi Consolidated Sales Corporation must obtain written notice from DOJ that DOJ does not object to Purchaser, as prescribed in the Final Judgment.

The following contracts and/or Permits require that consent, approval, action, filing or notice be obtained, taken, made or given:

Commercial Leases between the State of Arizona, as landlord and Abitibi Consolidated Sales Corporation, as tenant:
1.	No. 03-553 dated May 27, 2004;
2.	No. 03-26778 dated May 27, 2004; and
3.	No. 03-77857 dated January 15, 2002.
Grazing Lease No. 05-1209 dated September 9, 2004,between the State of Arizona, as landlord and Abitibi Consolidated Sales Corporation, as tenant.
Master Lease Agreement between  FCM Rail, Ltd. and Abitibi Consolidated Sales Corporation dated  July 13, 2006, together with Schedule A-2105 to such Master Lease Agreement dated June 21, 2006, between the same parties.

Agreement for Purchase and Sale of Coal dated as of January 1, 2007, between Abitibi Consolidated Sales Corporation and ■.
Addendum No. 1 (undated Operations Provisions) to the Ground Lease Agreement (undated) between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power, LLC.
Ground Lease Agreement (undated) between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power, LLC as amended by:
1.
Consent and Agreement dated as of August, 2006, among Abitibi Consolidated Sales Corporation, as landlord, Snowflake White Mountain Power, LLC, as tenant, and Cobank, ABC, as lender (which was registered pursuant to the Memorandum of Ground Lease and Notice of Easement Rights between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power, LLC dated as of September 1, 2006);

2.	Amendment No. 2 to the Lease Agreement dated August 2, 2007; and
3.
Amendment No. 3 to the Lease Agreementdated August 23, 2007 (which was registered pursuant the First Amendment to Memorandum of Ground Lease and Notice of Easement Rights dated September 20, 2007, between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power, LLC).

Standard Large Generator Interconnection Agreement (undated) (APS Contract No. 52023) among Abitibi Consolidated Sales Corporation, Snowflake White Mountain Power, LLC and Arizona Public Service Company.

Electricity Supply Agreement (undated) between Arizona Public Service Company and Stone Southwest Corporation (predecessor in interest to Stone Container Corporation) (APS Agreement No. 18872) (which agreement was assigned to Abitibi Consolidated Sales Corporation pursuant to the 1998 Assignment Agreement) as amended by Amendment No. 1 (undated and unsigned) between the same parties.

Power Purchase and Sale Agreement (undated) between Abitibi Consolidated Sales Corporation and Arizona Public Service Company (APS Contract No. 61977).
Operating and Management Agreement.
Development Agreement dated August 15, 2005 by and between Navajo County (a political subdivision of the State of Arizona) and Trinity Enterprises, Inc.
Lease signed February 22, 2005 between IKON Financial Services and Abitibi Consolidated Sales Corporation.
Lease Agreement dated March 30, 2005, between Abitibi Consolidated Sales Corporation and Smith Bagley, Inc.
Off-Site Rental Agreement dated February 18, 2005, between Mobile Mini, Inc. and Abitibi Consolidated Sales Corporation. The term of this agreement expired and was renewed verbally on a month-to-month basis.

Lease Agreement dated June 26, 2002, between Abitibi Consolidated Sales Corporation and Williams Scotsman, Inc. The term of this agreement expired and was renewed verbally on a month-to-month basis.
Lease Agreement (undated) between Abitibi Consolidated Sales Corporation and Pitney Bowes Inc.
Two Lease Agreements between Abitibi Consolidated Sales Corporation and Xerox Corporation, executed by Abitibi Consolidated Sales Corporation on June 22, 2004.
Chemical Supply and Management Agreement (undated) among Abitibi-Consolidated Company of Canada, Abitibi Consolidated Sales Corporation, Bridgewater Paper Company Limited and other affiliates that may be purchasing under the agreement and Nalco Company.

Software license “clickwrap” or “shrinkwrap” agreements (undated and unsigned) between Abitibi Consolidated Sales Corporation and each of the following parties in connection with the use of the software described next to each party:

1.
Veritas Software Global LLC (predecessor in interest to Symantec Corp.) (Backup Exec 10d, Windows, Servers with continuous Protection Server (CPS), v.10.1). Two licenses have been acquired by Abitibi Consolidated Sales Corporation

2.	ImageTrak Software Inc. (ImageTrak Software)
3.	SAS Institute Inc. (JMP 6.0.3 Corporate English)
4.	metaLogic Consulting Inc. (FetchRetriever)
5.	Burst Techonolgy, Inc. (LogAnalyzer)
6.	Autodesk Inc. (AutoCAD 2007 and Autodesk Map 3D 2007)
7.	EMC Corporation (ApplicationXtender Server)
Contract dated February 23, 2005 between Searles Valley Minerals and Abitibi-Consolidated Inc.
Sales contract dated as of January 1, 2007 between Degussa Corporation and Abitibi Consolidated Sales Corporation.
Motor Transportation Agreement dated July 16, 2007, among Swift Transportation, Abitibi-Consolidated Corp., Alabama River Newsprint and Augusta Newsprint Company.
Purchase Agreement (undated) between Rohm and Haas Company and Abitibi-Consolidated Company of Canada, as amended by an amendment (undated).
Group Insurance Policy issued by Hartford Life to Abitibi Consolidated Sales Corporation, Policy No. GL-859646 with an effective date of January 1, 2002 and an anniversary date of January 1, 2007.
Group Accident Insurance Policy issued by American International Life Assurance Company of New York to Abitibi Consolidated, Policy No. BSCOOO8061982, effective for the period commencing January 1, 2006 and ending January 1, 2009.

Group Accident Insurance Policy issued by American International Life Assurance Company of New York to Abitibi Consolidated, Policy No. PAIOOO8061983, effective January 1, 2002.
Qualified Plan Recordkeeping Agreement between American Century Retirement Plan Services, Inc., d/b/a J.P. Morgan/American Century Retirement Plan Services and Abitibi Consolidated Sales Corporation, as Plan Administrator of the Abitibi Consolidated Sales Corporation Retirement Plan for the I.B.E.W. Hourly Employees at the Snowflake Division, effective April 1, 1999.

Qualified Plan Recordkeeping Agreement between American Century Retirement Plan Services, Inc., d/b/a J.P. Morgan/American Century Retirement Plan Services and Abitibi Consolidated Sales Corporation, as Plan Administrator of the Abitibi Consolidated Sales Corporation Savings Plan for the I.B.E.W. Hourly Employees at the Snowflake Division, effective April 1, 1999.

Qualified Plan Recordkeeping Agreement between American Century Retirement Plan Services, Inc., d/b/a J.P. Morgan/American Century Retirement Plan Services and Abitibi Consolidated Sales Corporation, as Plan Administrator of the Abitibi Consolidated Sales Corporation Deferred Investment Savings Plan for the Hourly Employees at the Snowflake Division, effective January 1, 1999.

Employee Assistance Plan between Anthem and Abitibi-Consolidated Snowflake Mill effective January 1, 2008.
The Permits referred to in Schedules 3.17(a) and (b) save and except the following which do not require that any action be taken:
Hazardous Materials Registration No. 062507 010 008P issued by the United States Department of Transportation to The Apache Railway Company’s operations.
Surface Transportation Board authorization grandfathered by applicable law.
Navajo County Planning and Building Permit No. 23005.
Navajo County Planning and Building Permit No. 81053.
Application for Self Certification of Qualifying Facility Status for the cogeneration facility at the Mill, filed with the United States Federal Energy Regulatory Commission.

Software License and Services Agreement dated as of June 15, 1998 between OSI Software, Inc. and Abitibi-Consolidated Inc.
Perpetual Software License Agreement dated April 13, 2004 between SPSS Inc. and Abitibi Consolidated Company of Canada.
Microsoft Enterprise Agreement dated as of February 1, 2003 between MSLI, GP and Abitibi Consolidated Company of Canada (Microsoft Enterprise Agreement No. 75E60069), as amended.
Microsoft Business Agreement dated February 1, 2003 between MSLI, GP and Abitibi Consolidated Company of Canada (Microsoft Business Agreement No. U5585305), as amended.
Microsoft Select Agreement dated February 1, 2003 between MSLI, GP and Abitibi Consolidated Company of Canada (Microsoft Select Agreement No. U5585305), as amended.
Services and Software Agreement between Abitibi Consolidated Sales Corporation (and its affiliates) and Matrikon (Agreement #MTK-10Nov03-Abitibi-GC-Services 6.0).
International Program License Agreement between International Business Machines Corporation and Abitibi Consolidated Company of Canada.
System Purchase Agreement entered into between TietoEnator Majiq, Inc. and Abitibi Consolidated Sales Corporation signed by Abitibi Consolidated Sales Corporation.

Schedule 3.4.1

Unaudited Balance Sheets and

Statements of Operation for the Newsprint Business

■

Schedule 3.4.2

Unaudited Balance Sheets and

Statements of Operation for Apache

■

Schedule 3.4.3

Ordinary Course of Business

None

Schedule 3.5

Undisclosed liabilities

■ owns certain equipment which is on consignment to the Mill with a value of approximately $4,000.91 as at February 5, 2008.

The estimated funded status of the Snowflake portion of the Abitibi Consolidated U.S. Retirement Plan (Salaried Plan) and Abitibi Consolidated U.S. Revision Plan for Certain Hourly-Paid Employees (Hourly Plan).  These amounts are estimates based upon a discount rate of 6.50% and the same data, assumptions, methods, and plan provisions used for the October 29, 2007 FAS purchase accounting results, the details of which were previously provided to AbitibiBowater.  Please note that we have adjusted the October 29, 2007 amounts to December 31, 2007 for this purpose.  The assets are based upon the actual December 31, 2007 market value allocated to the Snowflake population based upon the percentage of the Snowflake liability as compared to the total plan liabilities on a Projected Benfit Obligation basis for each plan, respectively.  Please note that the actual allocation of assets could differ if the liabilities for these participants were spun-off into a separate plan.  The liabilities included in the summary below include both active and inactive participants.

	Hourly Plan	Salaried Plan
PBO	■	■
Assets	■	■
Funded Status	■	■
Funded Percentage	■	■

Retention arrangements have been made with 23 employees entailing the payment of bonuses of approximately $54,000 per month in the aggregate until the earlier of 30 calendar days following the closing of the sale of the Mill, October 31, 2008, or the date such employee is terminated for any reason other than cause.

Schedule 3.6

Actions

Water Rights Litigation (subject to Section 5.1).

Union	Grievance #	Grievant	Subject	Status
USW	A-19-07	■	Failure to provide work	Awaiting third step Union response
USW	A-22-07	■	Suspension	Awaiting third step Union response
USW	A-23-07	■	Verbal Reprimand	Awaiting second step Union response
USW	A-24-07	■	Safety	Awaiting second step Union response
IBEW	C-11-02	■	Overtime	Awaiting fourth step Union response
IBEW	C-5-03	■	Vacancy Filling	Awaiting fourth step Union response
IBEW	C-1-07	■	Call Time	Awaiting fourth step Union response
IBEW	C-2-07	■	Holiday Pay	Awaiting third step company response

A claim by Diana Rause and Gabriel Rodriguez against Abitibi Consolidated Sales Corporation and others.

A claim by the Estate of Bruce Wayne Hawkins against Abitibi Consolidated Sales Corporation and others.

A claim by Brennon Owens against Abitibi Consolidated Sales Corporation and The Apache Railway Company.

Pending benefit appeal by ■ from the denial of his request for long term disability benefits.

Schedule 3.7

Liabilities re: Compliance with Laws and Orders

None

Schedule 3.8.5

Tax Disputes and Waivers of Statute of Limitation

None

Schedule 3.9.1(a)

List of Benefit Plans

Abitibi Consolidated U.S. Retirement Plan (for Salaried and Certain Hourly Non-Bargaining Employees).

Abitibi Consolidated Sales Corporation Retirement Plan for I.B.E.W. Hourly Employees at its Snowflake Division.

Abitibi Consolidated Sales Corporation Savings Plan for I.B.E.W. Hourly Employees at its Snowflake Division.

Abitibi-Consolidated Snowflake Hourly Employees 401(k) Plan.

Abitibi-Consolidated 401(k) Plan for Salaried Employees.

Abitibi Consolidated U.S. Pension Plan for Certain Hourly Paid Employees (formerly the Abitibi Consolidated Sales Corporation and Affiliates Pension Plan for Certain Hourly Paid Employees).

Master Services Agreement between Abitibi Consolidated Sales Corporation and Wells Fargo, effective September 1, 2006, for Certain Qualified Retirement Plans (the defined benefit plans).

Multi-Employer Pension Plan

PACE Industry-Union Management Pension Plan Fund.

Welfare Plans

Abitibi Consolidated U.S. Employee Welfare Benefit Plan.

Component Plans for Salaried Employees:

•	Medical
•	Dental
•	Vision
•	Life Insurance
•	LTD
•	AD&D
•	Flexible Spending Accounts
•	Premium Conversion

Component Plans for Hourly-Paid Employees:

•	Medical
•	Dental
•	Vision
•	Life Insurance
•	LTD
•	AD&D
•	Premium Conversion

Employee Assistance Plan (for both Salaried and Hourly Paid Employees).

Abititi-Consolidated Sales Corporation Retiree Welfare Benefit Plan.

Component Plans (for Salaried Newsprint Employees only):

•	Medical
•	Life Insurance

Other Employment Practices or Policies

STD
Leave of Absence
Vacation
Severance
Health Club Membership
Relocation
Tuition Refund

Schedule 3.9.1(b)

Benefit Plan Documents Not Provided

None

Schedule 3.9.2

Controlled Group, Single-Employer Defined Benefit

Pension Plan Terminations, Multiemployer Plan

Withdrawals, Benefit Plan Contributions

None

Schedule 3.9.4

qualified benefit plans Exceptions

Abitibi Consolidated Sales Corporation’s Salaried Employees Retirement Plan is a cash balance retirement plan.  A Code Section 401(a) determination letter application for this plan was applied for on February 15, 2001.  This determination letter application has not yet been acted upon.

Schedule 3.9.5

Payments

Retention arrangements have been made with 23 employees entailing the payment of bonuses of approximately $54,000 per month in the aggregate until the earlier of 30 calendar days following the closing of the sale of the Mill, October 31, 2008, or the date such employee is terminated for any reason other than cause.

Restricted stock units for the following employees will vest and be paid prior to the Closing Date:

■

Schedule 3.9.8

Audits, investigations, proceedings

Abitibi Consolidated Sales Corporations’s Salaried Employees Retirement Plan has recently responded to two letters from the Pension Benefit Guaranty Corporation (“PBGC”). Copies of the PBGC letters and each response is attached.

abitibi
bowater
4 Garrett Drive
White Plains, NY
abitibibowater.com

January 4, 2008-02-28

Mr. Adam C. Dettmer
Financial Analyst
Department of Insurance Supervision and Compliance
Pension Benefit Guaranty Corporation
1200 K Steel NW
Washington, DC 2005

Re:	Aitibi Consolidated Sales Corporation "Retirement Plan, EI/PN: 13-183714/00I
Abitibi Consolidated Sales Corporation and Affiliates Pension Plan for Certain Hourly
Paid Employees, EI/PN: 13-1837144/011

Dear Mr. Dettmer:

In response to your follow up request for information for the above mentioned plans, please find the following:

1.	A copy of the 2006 5500 for each plan is enclosed, with a copy of the independent auditor report.
2.	The most recent Market Value of Assets which we have readily available is as of November 30, 2007. For the Salaried Plan, the market value of assets is ■. The market value for the Hourly Plan is ■.
3.	A copy of the 2007 actuarial valuation report for each plan is enclosed.
4.
For the period since the most recent Actuarial Valuation Report, we have enclosed a summary of three plan amendments to the Salaried Plan. There have been no amendments to the Hourly Plan. As of the end of 2007, there have been no significant changes in plan population for either plan. However, we do expect that the expected 2008 terminations due to the merger and the expected sale of the Snowflake Mill will result in changes in plan population. Also attached is a list showing amounts and dates of lump sums paid from January 2007 through November 2007. All of these amounts were paid from the Salaried

Please let me know if you have any additional questions or heed anything further in this regard.

Sincerely,

Tony Marano
Abitibi Consolidated Sales Corporation
Human Resource Manager
Chair, US Pension and Benefit Committee

Lynne Pasi
Principal

MERCER	325 John H. McConnell Boulevard
MARSH MERCER KROLL	Suite 350
GUY CARPENTER OUVER WYMAN	Columbus, OH 43215-2671
614 227 5500 Fax 614 227 5585
lynne.pasi@mercer.com
www.mercer.com

January 2, 2008

Mr. Tony Marano
Human Resource Manager
AbitibiBowater Inc.
4 Gannett Dr.
White Plains, NY 10604

Subject: PBGC Document Request

Dear Tony,

We are providing the information requested in the December 17, 2007 letter from the PBGC with respect to the Abitibi Consolidated U.S. Retirement Plan (Salaried Plan) and the Abitibi Consolidated U.S. Pension Plan for Certain Hourly-Paid Employees (Hourly Plan). The numbered items below correspond to the numbered items requested by the PBGC.

1.	A copy of the 2006 5500 for each plan is enclosed; You will need to attach a copy of the independent auditor report.
2.	The most recent Market Value of Assets which we have readily available is as of November 30, 2007. For the Salaried Plan, the market value of assets is ■. The market value for the Hourly Plan is ■.
3.	A copy of the 2007 actuarial valuation report for each plan is enclosed.
4.
For the period since the most recent Actuarial Valuation Report, we have enclosed a summary of three plan amendments to the Salaried Plan as prepared by Tom Graves; There have been no amendments to the Hourly Plan. As of the end of 2007, there have been no significant changes in plan population for either plan. However, we do expect that the expected 2008 terminations due to the merger and the expected sale of the Snowflake Mill will result in significant changes in plan population. Also attached is a list showing amounts and dates of lump sums paid from January 2007 through November 2007. All of these amounts were paid from the Salaried Plan.

Please let us know if you have any questions. You will need to send this information to the PBGC by this Friday, January 4, 2008,

Consulting. Outsourcing. Investments

MERCER

MARSH     MERCER    KROLL
GUY CARPENTER    OUVER WYMAN

January 2, 2008
Mr. Tony Marano
AbitibiBowater Inc.

Sincerely,

Lynne Pasi
Principal

Copy:
Tom Graves
Denise Stephenson

\request from 12-17-07-doc.

Abitibi Consolidated U.S. Pension Plan Lump Sums Paid
Date of Payment	Lump Sum Paid
01/03/2007	■
01/08/2007	■
01/09/2007	■
01/16/2007	■
01/16/2007	■
01/17/2007	■
01/25/2007	■
01/26/2007	■
02/01/2007	■
03/29/2007	■
04/02/2007	■
05/02/2007	■
05/17/2007	■
05/18/2007	■
05/24/2007	■
07/02/2007	■
07/18/2007	■
07/20/2007	■
07/20/2007	■
07/31/2007	■
08/06/2007	■
08/06/2007	■
08/06/2007	■
08/15/2007	■
09/10/2007	■
09/17/2007	■
10/09/2007	■
11/01/2007	■
11/15/2007	■
11/21/2007	■
Total:	■

Pension Benefit Guaranty Corporation
1200 K Street, N.W., Washington, D.C. 20005-4026

VIA FACSIMILE

December 17, 2007

Mr. Tony Marano	EIN/PN(s): 13-1837144/001;
Human Resources Manager	13-1837144/011
Abitibi Consolidated Sales Corporation	Plan Name(s): Abitibi Consolidated
4 Gannett Dr.	Sales Corporation Retirement Plan;
White Plains, NY, 10604	Abitibi Consolidated Sales Corporate
Fax: 914-640-8900	and Affiliates Pension Plan for Certain
Hourly-Paid Employees

Dear Mr. Marano;

Thank you for providing the information that the Pension Benefit Guaranty Corporation ( PBGC") requested in our letter dated November 19,2007 regarding the sale of Abitibi-Consolidated's newsprint mill, in Snowflake, Arizona,

Baaed on the information provided to us, PBGC would like to update our records with the most recent actuarial information for the Plans affected by the sale.

Accordingly, please provide the following information by January 4, 2008   If some of the information will not be available by the date requested, please let me know when you will be able to provide it

Plan Information Requested (provide for each Plan);

1.	The most recent Form 5500 with attachments. Schedule SSA need not be provided. In addition, please send the report of the independent auditor, but not the attachment to this report,
2.	The most recent market value of Plan assets.
3.	The most recent Actuarial Valuation Report available.
4.
For tie period since the most recent Actuarial Valuation Report, provide a. summary of plan amendments, significant changes in plan population, changes in plan assumptions, and amounts and dates of lump sums paid.

Mr. Tony Marano
December 17, 2007

Thank you for your assistance. If you have any questions, please contact me at the telephone number indicated below via e-mail at Dettmer.Adam@pbge.gov.

Sincerely,

/s/ Adam C. Dettmer

Adam C. Dettmer
Financial Analyst
Department of Insurance Supervision and Compliance
Ph: 202-326-4000 ext. 382
Fax: 202-842-2643

abitibi
bowater

November 27, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Adam C. Dettmer
Financial Analyst
Department of Insurance Supervision
and Compliance Pension Benefit Guaranty Corporation
1200 K Street NW
Washington, DC 20005

RE:	Abitibi Consolidated Sales Corporation Retirement Plan;
ElN/PN(s): 13-1837144/001
Abitibi Consolidated Sales Corporation and Affiliates Pension Plan for
Certain Hourly Paid Employees; EIN/PN(s): 13-1837144/011

Dear Mr. Dettmer:

This is in response to your request for information about how the Abitibi Consolidated Sales Corporation Retirement and Pension Plans will be treated as a result of the agreement with the United States Department of Justice to divest the newsprint mill in Snowflake, Arizona (the "Transaction") in connection with the combination of Abitibi-Consolidated Inc. and Bowater Incorporated into AbitibiBowater Inc.

This letter will respond to your questions separately with respect to each plan.

Abitibi Consolidated Sales Corporation Retirement Plan

(1)
This is a cash balance retirement plan. The purchaser of the assets of the Snowflake mill will be offered the option of a spin-off of the assets and liabilities of this plan which are attributable to the 79 salaried employees at the mill who are covered by this plan, particularly if the purchaser also maintains a cash balance retirement plan. If the purchaser does no1 agree to accept a spin-off of the assets and liabilities of this plan, the affected Snowflake salaried employees will be treated as terminated employees as of the closing date of the Transaction and afforded an opportunity to elect (with spousal consent, if applicable) any form of benefit payment permitted under the plan, including a lump sum cash payment or the immediate or deferred commencement of an annuity form of payment No studies or analyses with respect to a spin-off of assets and liabilities of this plan have been prepared, other than an estimate by the actuary of the unfunded current liability attributable to the 79 Snowflake active participants of about ■.

Mr. Adam C. Dettmer	abitibi
November 27, 2007	bowater

(2)	There will be no significant change in the AbitibiBowater Inc. controlled group of corporations as a result of the sale of the Snowflake mill's newsprint assets.

(3)
There will be an active participant reduction in this plan of about 18% as a result of the Transaction. The plan sponsor will retain the liability for the retired and deferred vested participants in this plan and their spouses and beneficiaries, who are in pay status,

Abitibi Consolidated Sales Corporation and Affiliates Pension Plan for Certain Hourly-Paid Employees

(1)
This traditional unit benefit retirement plan is maintained pursuant to collective bargaining agreements between the Apache Railway Company and a Carpenter's Local Union and a United Transportation Local Union. This plan also covers non-bargaining Apache Railway Company hourly-paid employees. The purchaser must agree to assume all the obligations under these collective bargaining agreements, which include at least the continuation of benefit accruals under this plan. Therefore, the purchaser's only alternatives are to either accept a spin-off of the assets and liabilities of this plan into a similar or mirror image defined benefit plan, or to provide future service benefit accruals under a similar or mirror image defined benefit plan. No studies or analyses with respect to the assets and liabilities of this plan have been prepared other than an estimate of the unfunded current liability attributable to the 25 Apache Railway Company active participants of about ■.

(2)	There will be no significant change in the AbitibiBowater Inc. controlled group as a result of the sale of all of the common stock of the Apache Railway Company.

(3)
There will be an active participant reduction of 100% in this plan as a result of the Transaction (because all of the active participants are employed by the Apache Railway Company). The plan sponsor will retain the liability for the retired and deferred vested participants in this plan and their spouses and beneficiaries who are in pay status.

(3)	Mr, Adam C. Dettmer November 27, 2007

Mr. Adam C. Dettmer	abitibi
November 27, 2007	bowater

Please let me know if you have any questions or need anything further in this regard.

Sincerely,

ABITIBI CONSOLIDATED SALES
CORPORATION

By:	s/ Tony Marano
Tony Marano
Human Resources Manager
Chair, U.S. Pension and Benefits Committee

bcc:	Melanie Allaire
Lynne Pasi
Tom Graves
Bob West

Thomas Graves

From:	Tony.Marano@Abitibibowater.com
Sent:	Friday, February 01, 2008 7:21 AM
To:	Pasi, Lynne; Thomas Graves
Subject:	Fw: Additional Cash Balance Information Requested
Attachments:	PBGC Age & Svc Report.pdf; Current Liability Summary as of 1-1-2007.pdf

Here is my latest response back to the PBGC

Tony

----Forwarded by Tony Marano/HR/PUR/CSC on 02/01/2008 08:19 AM -
Tony Marano/HR/PUR/CSC	To "Dettmer Adam" <Dettmer.Adam@pbgc.gov>
cc
02/01/2008 08:19 AM	Subject Re: Additional Cash Balance Information Requested Link

Adam:

I apologize in the delay getting this information to you, as I have been out of the office most of this past week.

In response to your request below, this find attached two schedules, one showing the age and service distribution and the second one showing the liability amounts.

Please Jet me know if you have any additional questions.

Thank you.

Tony Marano

"Dettmer Adam" <Dettmer.Adam@pbgc.gov>	To <tony.marano@abitibibowater.com>
cc
01/15/2008 02:29 PM	Subject Additional Cash Balance Information Requested

Tony,

Per our telephone conversation, please provide the following information for the Abitibi Consolidated Sales Corporation

1

Retirement Plan (EIN/PN: 13-1337144/001) at your earliest convenience:

-           A current age and service distribution chart that includes counts, average compensation, and average cash balance account (for each cell in the chart) for all of the participants eligible for the cash balance plan  This Is the same information that is required for the Schedule B attachment of the Form 5500. However, we request that you also provide this Information for those cells that have fewer than 20 employees.
-           Vested active current liability and non-vested active current liability separately for cash balance participants and non-cash balance participant.
-           Current liability normal cost separately for cash balance participants and non-cash balance participants.
-           Terminated Vested current liability separately for cash balance participants and non-cash balance participants,

If any of the above information is available in electronic form, you are welcome to send it via e-mail. If you have any questions, please contact me at the telephone number indicated below or via e-mail.

Thank you,

-Adam

Adam C, Dettmer
Department of Insurance Supervision and Compliance
Pension Benefit Guaranty Corporation
1200 K Street, N.W,
Washington, D.C. 20005-4026
Ph: 202-326-40DC ext 3824
Fax; 202-842-2343

■

■

Schedule 3.10.1(a)

Description Of Owned Real Property

Refer to Schedules 1.1.3. and 10.1.20.

Schedule 3.10.1(b)

Owned Real Property Encumbrances

None.

Schedule 3.10.2

Illegal, Invalid or Non-Binding Real Property Leases

Farm Lease and Operating Agreement dated January 1, 2006, between Abitibi Consolidated Sales Corporation and ■. The term of this agreement expired and the parties thereto verbally agreed to extend it. The parties to this agreement contemplate entering into a new agreement in February, 2008, but no assurance can be given that such agreement will be entered into.

Schedule 3.10.3

Owned Real Property Exceptions

It is expected that roof repairs will be necessary to the Boiler Office and lab, between Control Room and #3 Power Boiler, Powerhouse MCC and Control Room and to #3 Power Boiler roof over the course of the next three years.

It is expected that Structural steel repairs will be necessary to the #1 and #2 Paper Machines false ceiling and support steel, floors and support steel over chest #1 Paper Machine and floors and support steel over chest #2 Paper Machine over the course of the next three years.

For the #3 Paper Machine, replacement of bays of wall panels has been completed in the capital budget during the last decade. There have been 19 bays completed and 19 remain to be replaced.  The 2007 budget item for replacing 7 bays was cut due to capital constraints.  There are no wall replacements in the 2008 capital budget.

There is a program in place to deal with lead paint and asbestos.

Water Rights Litigation (subject to Section 5.4.1 of the Agreement).

The Waiver of Surface Rights by NZ Minerals, LLC executed as of August 31, 2006 (recorded in the Navajo County Records on September 9, 2006), as amended by the First Amendment to Waiver of Surface Rights by NZ Minerals, LLC dated September 20, 2007 (recorded in the Navajo County Records by on January 3, 2008).

The Aztec Land and Cattle Company has mineral rights over some land, located on the site in T15N, R18E, Sec 35, NW1/4, Township 15 North, Range 18 East, Section 35, Northwest Quarter, which area of land includes a sandstone quarry.

The groundwood building.

Refer to the following real property surveys:

•	Record of Survey for Stone Container prepared by Matkin Murphy Consulting Engineers, Inc.

•	Parcel Plat for Southwest Forest Industries, Inc. prepared by Matkin Murphy Consulting Engineers, Inc.

•	A.L.T.A./A.C.S.M. Land Title Survey for Southwest Forest Industries Inc. prepared by Matkin Murphy Consulting Engineers, Inc.

•	Record of Survey for Stone Container prepared by Matkin Murphy Consulting Engineers, Inc.

•	A.L.T.A./A.C.S.M. Land Title Survey for Southwest Forest Industries Inc. prepared by Murphy Engineering Group.

Schedule 3.10.4

Newsprint Water Rights

Dependent upon outcome of Water Rights Litigation.

Schedule 3.10.5

Conservation Districts

None

Schedule 3.10.8

Unreviewed Title Exceptions

The following exceptions listed in Schedule B of the Title Commitment: No. 87, 88, 89, 90, 91, 92, 93, 94, 95, 96, 97, 98, 99, 100, 106, 107, 108, 109 and 110.

Schedule 3.11.1

Non-Operational Equipment

All equipment is subject to normal wear and tear in the ordinary course.

The following three (3) locomotives:

1.	1962 ALCO - 700 - RS-36
2.	1962 ALCO - 800 - RS-36
3.	1962 ALCO - 900 - RS-36

All the equipment located in the groundwood building, including the equipment listed in the table below:

Mill Eq. No.	Common Name
1. 1731001T	TANK, #1 GRINDER PIT
2. 1731002T	TANK, #2 GRINDER PIT
3. 1731003T	TANK, #3 GRINDER PIT
4. 1731004T	TANK, ALUM HEAD
5. 1731005T	TANK, WATER SUPPLY
6. 1731006UPV	TANK, HYDRAULIC WATER SURGE
7. 1731007T	TANK, ALUM STORAGE (EAST)
8. 1731010T	TANK, ACCEPTED STOCK
9. 1731011TTC	DECKERED STOCK CHEST INSIDE
10. 1731012TTC	TILE TANK CHEST,WHITE WATER.
11. 1731051MAC	COOLING TOWER SUPPLY PUMP
12. 1731051P	COOLING TOWER SUPPLY PUMP
13. 1731053MAC	CAUSTIC PUMP, 5%
14. 1731055MAC	PRIMARY SHOWER PUMP
15. 1731055P	PRIMARY SHOWER PUMP
16. 1731055STA	STA MTR PRIMARY SHOWER PMP
17. 1731061MAC	REJECTED STOCK PUMP
18. 1731061P	REJECTED STOCK PUMP
19. 1731061STA	STA MTR REJECTED STOCK PMP
20. 1731063MAC	DECKERED SHOWER PUMP
21. 1731063STA	STA MTR DECKER SHOWER PMP
22. 1731065STA	STA MTR FEED WATER PMP
23. 1731067MAC	HIGH PRESSURE HYDRAULIC PUMP#2
24. 1731067STA	STA MTR H/P HYD PMP #2
25. 1731069MAC	LOW PRESSURE HYDRAULIC PUMP #1
26. 1731069P	LOW PRESSURE HYDRAULIC PUMP #1
27. 1731069STA	STA MTR L/P HYD PMP #1
28. 1731071MAC	LOW PRESSURE HYDRAULIC PUMP #2
29. 1731071P	LOW PRESSURE HYDRAULIC PUMP #2
30. 1731071STA	STA MTR L/P HYD PMP #2
31. 1731073MAC	ACCEPTED STOCK PUMP #1
32. 1731073P	ACCEPTED STOCK PUMP #1
33. 1731073STA	STA MTR ACCEPT STOCK PMP #1
34. 1731075MAC	DECKERED STOCK PUMP
35. 1731075P	DECKERED STOCK PUMP
36. 1731075STA	STA MTR DECKERED STOCK PMP
37. 1731077STA	STA MTR WHITE WATER DIL PMP #1
38. 1731079STA	STA MTR WHITE WATER DIL PMP #2
39. 1731081MAC	PRIMARY SHOWER PUMP #2
40. 1731081P	PRIMARY SHOWER PUMP #2
41. 1731081STA	STA MTR PRI SHOWER PMP #2
42. 1731083MAC	ACCEPTED STOCK PUMP #2
43. 1731083P	ACCEPTED STOCK PUMP #2
44. 1731083STA	STA MTR ACCEPTED STOCK PMP 2
45. 1731085MAC	GRINDER LUBE PUMP #1
46. 1731085P	GRINDER LUBE PUMP #1
47. 1731085STA	STA MTR GRINDER LUBE PMP #1
48. 1731087MAC	GRINDER LUBE PUMP #2
49. 1731087P	GRINDER LUBE PUMP #2
50. 1731087STA	STA MTR GRINDER LUBE PMP #2
51. 1731091MAC	ALUM PUMP
52. 1731091P	ALUM PUMP
53. 1731091STA	STARTER, MOTOR, ALUM PUMP
54. 1731104A	AGITATOR, REJECTED STOCK CHEST
55. 1731104R	DRIVE, REJECTED STOCK TANK AG
56. 1731104STA	STA MTR REJECTED STOCK TANK AG
57. 1731107A	AGIT #1 DECKERED STOCK CHEST
58. 1731107MAC	DECKERED STOCK CHEST AG #1
59. 1731107R	DRIVE, DECKERED STK CHEST AG 1
60. 1731107STA	STA MTR DECKER STOCK CHEST AG
61. 1731110A	AGIT #2 DECKERED STOCK CHEST
62. 1731110R	DRIVE, DECKERED STK CHEST AG 2
63. 1731110STA	STA MTR DECKER STOCK CHEST AG2
64. 1731150G	DECKER #1, GROUNDWOOD
65. 1731151R	DRIVE, GROUNDWOOD DECKER #1
66. 1731153MAC	GROUNDWOOD DECKERED #1
67. 1731153STA	STA MTR GWD DECKER #1
68. 1731154G	DECKER #2, GROUNDWOOD
69. 1731155R	DRIVE, GROUNDWOOD DECKER #2
70. 1731157MAC	GROUNDWOOD DECKERED #2
71. 1731157STA	STA MTR GWD DECKER #2
72. 1731158G	DECKER #3, GROUNDWOOD
73. 1731159R	DRIVE, GROUNDWOOD DECKER #3
74. 1731161MAC	GROUNDWOOD DECKERED #3
75. 1731161STA	STA MTR GWD DECKER #3
76. 1731162G	DECKER #4, GROUNDWOOD
77. 1731163R	DRIVE, GROUNDWOOD DECKER #4
78. 1731165MAC	GROUNDWOOD DECKERED #4
79. 1731165STA	STA MTR GWD DECKER #4
80. 1731166G	HOOD, GROUNDWOOD DECKERS
81. 1731170G	GRINDER #1
82. 1731171G	FLOATING SHAFT, #1 GRINDER
83. 1731172G	STONE, #1 GRINDER
84. 1731173MAC	GRINDER #1
85. 1731173STA	STARTER, MOTOR, #1 GRINDER
86. 1731174G	GRINDER #2
87. 1731175G	FLOATING SHAFT, #2 GRINDER
88. 1731176G	STONE, #2 GRINDER
89. 1731177MAC	GRINDER #2
90. 1731177STA	STARTER, MOTOR, #2 GRINDER
91. 1731178G	GRINDER #3
92. 1731179G	FLOATING SHAFT, #3 GRINDER
93. 1731180G	STONE, #3 GRINDER
94. 1731181MAC	GRINDER #3
95. 1731181STA	STARTER, MOTOR, #3 GRINDER
96. 1731182G	MASTER GOVERNOR
97. 1731184G	GRINDER BEARING LUBE SYSTEM
98. 1731200C	GROUNDWOOD BRIDGE CRANE
99. 1731202R	DRIVE, TROLLEY #1
100. 1731203MAC	TROLLEY #1
101. 1731203STA	STARTER, MOTOR, TROLLEY #1
102. 1731204EH	HOIST #1, GROUNDWOOD CRANE
103. 1731205R	DRIVE, #1 HOIST
104. 1731206MAC	HOIST #1
105. 1731206STA	STARTER, MOTOR, #1 HOIST
106. 1731208R	DRIVE, TROLLEY #2
107. 1731209MAC	TROLLEY #2
108. 1731209STA	STARTER, MOTOR, TROLLEY #2
109. 1731210EH	HOIST #2, GROUNDWOOD CRANE
110. 1731211R	DRIVE, #2 HOIST
111. 1731212MAC	HOIST #2
112. 1731212STA	STARTER, MOTOR, #2 HOIST
113. 1731213R	DRIVE, BRIDGE GWD CRANE
114. 1731214MAC	GROUNDWOOD CRANE BRIDGE
115. 1731214STA	STA MTR BRIDGE GWD CRANE
116. 1731228K	CONVEYOR, GROUNDWOOD LOG BELT
117. 1731230R	DRIVE, GROUNDWOOD LOG BELT
118. 1731231MAC	GROUNDWOOD LOG BELT
119. 1731231STA	STA MTR GWD LOG BELT
120. 1731233G	GRINDER FLUMES
121. 1731234K	CONVEYOR, COARSE SCREEN REJECT
122. 1731236R	NONE GIVEN
123. 1731237MAC	COARSE SCREEN REJ CONV 1234
124. 1731237STA	STA MTR COARSE SCRN REJ CONV
125. 1731240S	GROUNDWOOD BULL SCREEN #1
126. 1731241MAC	GROUNDWOOD BULL SCREEN #1
127. 1731241STA	STA MTR GWD BULLSCRN #1
128. 1731242S	GROUNDWOOD BULL SCREEN #2
129. 1731243MAC	GROUNDWOOD BULL SCREEN #2
130. 1731243STA	STA MTR GWD BULL SCRN #2
131. 1731244S	SCREEN, CENTRIFUGAL #1
132. 1731246MAC	CENTRIFUGAL SCREEN #1 (1244)
133. 1731246STA	STA MTR CENTRIFUGAL SCRN #1
134. 1731247S	SCREEN, CENTRIFUGAL #2
135. 1731249MAC	CENTRIFUGAL SCREEN #2
136. 1731249STA	STA MTR CENTRIFUGAL SCRN #2
137. 1731250S	SCREEN, CENTRIFUGAL #3
138. 1731252MAC	CENTRIFUGAL SCREEN #3
139. 1731252STA	STA MTR CENTRIFUGAL SCRN #1
140. 1731260G	ZINC HYDRO SULFITE SYSTEM
141. 1731300F	FAN, MOTOR ROOM VENTILLATION
142. 1731302MAC	MOTOR ROOM VENTILATION FAN
143. 1731302STA	STA MTR RM VENT FAN
144. 1731303F	FAN, GRINDER EXHAUST
145. 1731305MAC	GRINDER EXHAUST FAN
146. 1731305STA	STA MTR GRINDER EHAUST FAN
147. 1731306F	FAN, GRINDER ROOF EXHAUST #1
148. 1731308MAC	GRINDER ROOF EXHAUST FAN #1
149. 1731308STA	STA MTR GRINDR RF EXHAUST FN 1
150. 1731309F	FAN, GRINDER ROOF EXHAUST #2
151. 1731311MAC	GRINDER ROOF EXHAUST FAN #2
152. 1731311STA	STA MTR GRINDR RF EXHAUST FN 2
153. 1731312F	FAN, GRINDER ROOF EXHAUST #3
154. 1731314MAC	GRINDER ROOF EXHAUST FAN #3
155. 1731314STA	STA MTR GRINDR RF EXHAUST FN 3
156. 1731315F	FAN, GROUNDWOOD VENTILLATION
157. 1731316MAC	GROUNDWOOD VENTILATION FAN
158. 1731316STA	STA MTR GWD VENT FAN
159. 1731318F	FAN, RECTIFIER ROOM
160. 1731319MAC	RECTIFIER ROOM FAN
161. 1731319STA	STA MTR RECTIFIER RM FAN
162. 1731321F	FAN, RECTIFIER ROOM EXHAUST
163. 1731322MAC	RECTIFIER ROOM EXHAUST FAN
164. 1731322STA	STA MTR RECTIFIER RM EXHST FAN
165. 1731324F	FAN, GRINDER MOTOR
166. 1731325MAC	GRINDER MOTOR FAN
167. 1731325STA	STA MTR GRINDER MTR FAN
168. 1731327F	FAN, BASEMENT NORTH WALL
169. 1731328MAC	BASEMENT NORTH WALL FAN
170. 1731328STA	STA MTR BASEMENT N WALL FAN
171. 1731330F	FAN, DECKER HOOD EXHAUST #1
172. 1731332MAC	DECKERED HOOD EXHAUST FAN #1
173. 1731332STA	STA MTR DECKER HOOD EXHST FAN1
174. 1731333F	FAN, DECKER HOOD EXHAUST #2
175. 1731335MAC	DECKER HOOD EXHAUST FAN #2
176. 1731335STA	STA MTR DECKER HOOD EXHST FAN2
177. 1731336F	FAN, DECKER ROOM SUPPLY
178. 1731339G	AIR MIXER, GRINDER ROOM HEATER
179. 1731340MAC	GRINDER ROOM AIR MIXER
180. 1731340STA	STA MTR GRINDER RM AIR MIXER
181. 1731352MRL	DECKERS A-F1/12-13 EL132 1/2T
182. 1731353MRL	DECKERS A-F1/AS13 EL132 1/2TON
183. 1731354MRL	SCREENS F1-F8/12-13 EL142 1TON
184. 1731355MRL	SCREENS F1-F8/12-13 EL142 1TON
185. 1731357MH	GWD MAINT SHOP EL100 1TON CAP
186. 1731357MRL	MOTOR ROOM B 98 EL 130 2 TON
187. 1731358MH	MAINTENANCE SHOP, EL 100
188. 1731358MRL	GWD MAINT SHOP F8/8 EL100 1TON
189. 1731359MH	GWD MAINT SHOP EL 100
190. 1731359MRL	MAIN SHOP I7/9 1/2 TON
191. 1731360MRL	PMP MTRS F6/12 EL100 1/2 TON
192. 1731361MRL	GR RM F8/12 EL 120 200# CAP
193. 1731362MRL	MTR RM MOBILE EL 120 1/2 TON
194. 1731363MRL	MTR RM OVER #1&#2 MTRS EL120 1
195. 1731365MRL	OVER SCREENS, EL 142 - 1 TON
196. 1731370DDC	CAUSTIC METERING PUMP
197. 1731370MDC	CAUSTIC METERING PUMP
198. 1731370P	CAUSTIC METERING PUMP
199. 1731375MAC	AIR CIRCULATING FAN MOTOR
200. 1731611G	DECKER DRAINER #3
201. 1736100CE	CONSISTENCY, DECKERED STOCK
202. 1736100G	CONSISTENCY, DECKERED STOCK
203. 1736100MAC	DECKERED STOCK CONSISTENCY
204. 1736100STA	STA MTR CONSIS DECKER STOCK
205. 1736101TR	TEMPERATURE, #1 GRINDER
206. 1736101TT	TEMPERATURE, #1 GRINDER
207. 1736102TR	TEMPERATURE, #2 GRINDER
208. 1736102TT	TEMPERATURE, #2 GRINDER
209. 1736103TR	TEMPERATURE, #3 GRINDER
210. 1736103TT	TEMPERATURE, #3 GRINDER
211. 1736104CV	PRESSURE, GRINDER SHOWER WATER
212. 1736104G	PRESSURE, GRINDER SHOWER WATER
213. 1736104PI	PRESSURE, GRINDER SHOWER WATER
214. 1736104PS	PRESSURE, GRINDER SHOWER WATER
215. 1736104PT	PRESSURE, GRINDER SHOWER WATER
216. 1736105G	LEVEL,GWD ACCEPTS CHEST
217. 1736106CV	FLOW, STOCK TO #1 SCREEN
218. 1736106HIC	FLOW, STOCK TO #1 SCREEN
219. 1736106LR	LEVEL, ACCEPTED STOCK CHEST
220. 1736107CV	FLOW, STOCK TO #2 SCREEN
221. 1736107HIC	FLOW, STOCK TO #2 SCREEN
222. 1736108CV	FLOW, STOCK TO #3 SCREEN
223. 1736108HIC	FLOW, STOCK TO #3 SCREEN
224. 1736109EI	AMMETER, #1 SCREEN
225. 1736110EI	AMMETER, #2 SCREEN
226. 1736111EI	AMMETER, #3 SCREEN
227. 1736112CV	LEVEL, WHITE WATER CHEST
228. 1736112LIC	LEVEL, WHITE WATER CHEST
229. 1736113PI	VACUUM, #1 DECKER
230. 1736114PI	VACUUM, #2 DECKER
231. 1736115PI	VACUUM, #3 DECKER
232. 1736116PI	VACUUM, #4 DECKER
233. 1736117LT	LEVEL INSIDE DECKERED STK CHES
234. 1736118CV	DILUTION, STOCK TO SCREENS
235. 1736118HIC	DILUTION, STOCK TO SCREENS
236. 1736119EI	AMMETER, SECONDARY SCREEN
237. 1736120CV	MAKE UP TO HYD WATER SUPPLY TK
238. 1736122CV	TEMP LOW PRESS SHOWER WATER
239. 1736122TIC	TEMP LOW PRESS SHOWER WATER
240. 1736123G	FLOW, V BRITE
241. 1736140EI	AMMETER, DECKERED STOCK PUMP
242. 1736141EI	AMMETER,INSIDE D STK CH AG #1
243. 1736142EI	AMMETER,INSIDE STK CH AG #2
244. 1736143EI	AMMETER,OUTSIDE D STK CH AG #1
245. 1736144EI	AMMETER,OUTSIDE D STK CH AG #2
246. 1736145EI	AMMETER,OUTSIDE D STK CH AG #3
247. 1736146EI	WATTMETER, #1 GRINDER
248. 1736147EI	WATTMETER, #2 GRINDER
249. 1736148EI	WATTMETER, #3 GRINDER
250. 1736163EA	ALARM, HIGH CURRENT, #1 GRIND
251. 1736164EA	ALARM, HIGH CURRENT, #2 GRIND
252. 1736165EA	ALARM, HIGH CURRENT, #3 GRIND
253. 1736170LI	LEVEL, ALUM TANK
254. 1736171FI	FLOW, ALUM
255. 1736172FI	FLOW, CAUSTIC
256. 1736173FI	FLOW, COLD WATER TO GRINDERS
257. 1736174FI	FLOW, MILL WATER TO GRINDERS
258. 1736176G	LEVEL, HYDRAULIC SURGE TANK
259. 1738041SEF	#1, 2, 3 GRINDERS
260. 1738600FPR	GROUNDWOOD AREA FOR FREEZE
261. 1739000BLDG	BUILDING, STEEL & SIDING
262. 1739010BLDG	BUILDING, MISC
263. 1739050BLDG	BUILDING, ROOF
264. 1739100BLDG	BUILDING, FLOORS & FOUNDATIONS
265. 1739150G	PIPING, PROCESS
266. 1739200G	PIPING, CHEMICAL
267. 1739250G	PIPING, WATER
268. 1739300G	PIPING, STEAM
269. 1739350G	PIPING, VACUUM
270. 1739400G	PIPING, AIR
271. 1739450G	PIPING, PNEUMATIC CONVEYING
272. 1739500G	FIRE PROTECTION
273. 1739550G	DRAINAGE, GENERAL
274. 1739600G	LIGHTING
275. 1739650G	WIRING, GENERAL
276. 1739950G	LUBRICATION
277. 1831009G	SILO BIN DISCHARGER
278. 1831015K	SAWDUST METERING CONVEYOR
279. 1831015MAC	SAWDUST METERING CONVEYOR
280. 1831015R	SAWDUST METERING CONVEYOR
281. 1831015STA	STA MTR SAWDUST METERING CONV
282. 1831020G	STONE AND METAL TRAP
283. 1831020K	STONE AND METAL TRAP
284. 1831020MAC	STONE AND METAL TRAP
285. 1831020R	STONE AND METAL TRAP
286. 1831020STA	STA MTR STONE & METAL TRAP
287. 1831022CH	DE-WATERING SCREEN INLET
288. 1831025MAC	DEWATERING SCREEN
289. 1831025S	DEWATERING SCREEN
290. 1831025STA	STA MTR DEWATERING SCREEN
291. 1831029K	SAWDUST SCREW LIFT CONVEYOR
292. 1831029MAC	SAWDUST SCREW LIFT CONVEYOR
293. 1831029R	SAWDUST SCREW LIFT CONVEYOR
294. 1831029STA	STA MTR SAWDUST SCREW LIFT CON
295. 1831032K	SAWDUST SCREW LIFT CONVEYOR
296. 1831032MAC	SAWDUST SCREW LIFT CONVEYOR
297. 1831032STA	STA MTR SAWDUST SCREW LIFT CON
298. 1831033CH	SAWDUST SCREW LIFT TO BIN CH
299. 1831035K	CONV SURGE BIN DISCHARGE #2
300. 1831036K	CONV SURGE BIN DISCHARGE #3
301. 1831039G	SURGE BIN
302. 1831039K	SURGE BIN DISCHARGE CONV #1
303. 1831039MAC	SURGE BIN DISCHARGE CONVEYORS
304. 1831039R	SURGE BIN DISCHARGE CONVEYOR
305. 1831039STA	STA MTR SURGE BIN DIS CONV
306. 1831043K	PRIMARY REFINER FEED CONVEYOR
307. 1831043MAC	PRIMARY REFINER FEED CONVEYOR
308. 1831043R	PRIMARY REFINER FEED CONVEYOR
309. 1831043STA	STA MTR PRI REF FEED CONVEYOR
310. 1831045CH	CHUTE, PRIMARY REFINER FEED
311. 1831046G	STEAM HOOD, PRI REFINER INLET
312. 1831050MAC	PRIMARY REFINER
313. 1831050REF	PRIMARY REFINER
314. 1831050STA	STA MTR PRIMARY REFINER
315. 1831052K	PRIMARY REFINER FEEDER
316. 1831052MAC	PRIMARY REFINER FEEDER
317. 1831052STA	STA MTR PRIMARY REFINER FEEDER
318. 1831054MAC	REFINER LUBE OIL SYSTEM PUMP
319. 1831054P	REFINER LUBE OIL SYSTEM PUMP
320. 1831054STA	STA MTR REFINER LUBE OIL SYS P
321. 1831055G	LUBE OIL SYSTEM, PRI REFINER
322. 1831056CH	PRIMARY REFINER DIS CHUTE
323. 1831058G	STEAM HOOD, PRI REFINER DIS
324. 1831062K	PRIMARY REFINER SPEED CONVEYOR
325. 1831062MAC	PRIMARY REFINER SPEED CONVEYOR
326. 1831062R	PRIMARY REFINER SPEED CONVEYOR
327. 1831062STA	STA MTR PRI REFINER SPEED CONV
328. 1831067K	PULP SCREW LIFT CONVEYOR
329. 1831067MAC	PULP SCREW LIFT CONVEYOR
330. 1831067STA	STA MTR PULP SCREW LIFT CONV
331. 1831068CH	PULP SCREW LIFT DIS CHUTE
332. 1831090TTC	TILE TANK CHEST,REF STK CHEST
333. 1831093A	AGITATOR, REFINED STOCK CHEST
334. 1831093MAC	REFINED STOCK CHEST AGITATOR
335. 1831093STA	STA MTR REFINED STK CHEST AG
336. 1831097MAC	PULP TO GRINDER ACCEPTS CHEST
337. 1831097P	ACCEPTS CHEST PUMP
338. 1831097STA	STA MTR PULP GRINDER ACCEPTS P
339. 1831099MAC	CONSISTENCY REGULATOR
340. 1831099STA	STA MTR CONSISTENCY REGULATOR
341. 1831104G	HOOPER HYDRAINER #1
342. 1831104MAC	HYDRAINER HOOPER, #1
343. 1831104R	HOOPER HYDRAINER #1
344. 1831104STA	STA MTR HYDRAINER HOOPER #1
345. 1831108G	HOOPER HYDRAINER #2
346. 1831108MAC	HOOPER HYDRAINER, #2
347. 1831108R	HOOPER HYDRAINER, #2
348. 1831108STA	STA MTR HOOPER HYDRAINER #2
349. 1831112G	HOOPER HYDRAINER #3
350. 1831112MAC	HOOPER HYDRAINER, #3
351. 1831112R	HOOPER HYDRAINER, #3
352. 1831112STA	STA MTR HOOPER HYDRAINER #3
353. 1831280L	6 TON GRAPPLE HANDLING TROLLEY
354. 1832002F	FAN, REFINER MOTOR COOLING
355. 1832002G	REFINER MOTOR COOLING FAN
356. 1832002MAC	REFINER MOTOR COOLING FAN
357. 1832002STA	STA MTR REFINER MTR COOL FAN
358. 1832007F	FAN, REFINER ROOF EXHAUST
359. 1832007MAC	REFINER ROOF EXHAUST FAN
360. 1832007STA	STA MTR REDINER ROOF EXHST FAN
361. 1832020G	GROUNDWOOD HOG
362. 1832020MAC	GROUNDWOOD HOG
363. 1832020STA	STARTER, MOTOR, GROUNDWOOD HOG
364. 1832023FDR	GROUNDWOOD REJECT BLOWER FEDER
365. 1832023MAC	GROUNDWOOD REJECTS BLWR FEED
366. 1832023R	GROUNDWOOD REJECT BLWR FEEDER
367. 1832023STA	STA MTR GWD REJECT BLWR FEEDER
368. 1832024G	SILENCER, DISCHARGE
369. 1832025B	GROUNDWOOD REJECTS BLOWER
370. 1832026MAC	GROUNDWOOD REJECTS BLOWER
371. 1832026STA	STA MTR GWD REJECTS BLWR
372. 1832027G	SILENCER, INLET
373. 1832030K	HOG FEED CONVEYOR
374. 1832030MAC	HOG FEED CONVEYOR
375. 1832030R	HOG FEED CONVEYOR
376. 1832030STA	STARTER, MOTOR, HOG FEED CONV
377. 1832050MH	MNR EL120 OVER REFINERS 11/2 T
378. 1832050MRL	REF A-B-1/13 EL120 8 TON
379. 1832051MRL	GWD STAGE CHEST 2VALVES EL150
380. 1835004G	DISCONNECT
381. 1835005MCC	MOTOR CONTROL CENTER #35A
382. 1836000G	CONTROLLER MDL 130 M-N4
383. 1836001X	TIMER, SAWDUST SILO LEVEL
384. 1836003PI	PRESSURE, INSTRUMENT AIR
385. 1836004LC	LEVEL, SURGE BIN
386. 1836004X	TIMER, SURGE BIN FILL
387. 1836006CR	CONS OUTSIDE GW STORAGE CHEST
388. 1836006L	LVL REF PULP CHEST GWD CON
389. 1836006LI	LEVEL, REFINED STOCK CHEST
390. 1836006LT	LEVEL, REFINED STOCK CHEST
391. 1836008CR	CONSISTENCY, REFINER GWD STOCK
392. 1836008CT	CONSISTENCY, REFINER GWD STOCK
393. 1836008G	CONSISTENCY, REFINER GWD STOCK
394. 1836009FC	FLOW,SODIUM ALUMINATE
395. 1836010FI	FLOW, GROUNDWOOD DILUTION
396. 1836010FR	FLOW, REFINER GROUNDWOOD
397. 1836010FT	FLOW, GROUNDWOOD DILUTION
398. 1836010G	FLOW, GROUNDWOOD
399. 1836012EI	AMMETER, PRIMARY REFINER
400. 1836014EI	AMMETER, REFINED STK CHEST AG
401. 1836016FI	FLOW, CAUSTIC TO PRIMARY REF
402. 1836017FI	FLOW, ALUM TO PRIMARY REFINER
403. 1836020FE	FLOW, WHITE WATER TO PRI REF
404. 1836022G	PANEL, REFINER GROUNDWOOD
405. 1836023G	PANEL, PRIMARY REFINER
406. 1836025G	ALARMS MISCELLANEOUS
407. 1836026CV	PRESSURE, WHITE WATER
408. 1836026G	POS SERIES 470&480 ACTUATORS
409. 1836027PI	PRI REF SEAL WTR PRESS
410. 1836027PRV	PRI REFSEAL WTR PRESS
411. 1836028G	REGULATOR
412. 1836033PI	PRESSURE, CHEST SEAL WATER
413. 1836034X	SURGE BIN LOW LEVEL
414. 1836035X	PRIMARY REFINER LUBE OIL
415. 1836042FL	INST. LOOP, DILLUTION TO FLUME
416. 1839000BLDG	BUILDING, STEEL & SIDING
417. 1839010BLDG	BUIDING, MISC
418. 1839050BLDG	BUILDING, ROOF
419. 1839100BLDG	BUILDING, FLOORS & FOUNDATIONS
420. 1839150G	PIPING, PROCESS
421. 1839200G	PIPING, CHEMICAL
422. 1839250G	PIPING, WATER
423. 1839300G	PIPING, STEAM
424. 1839400G	PIPING, AIR
425. 1839450G	PIPING, PNEUMATIC CONVEYING
426. 1839500G	FIRE PROTECTION
427. 1839550DRAIN	DRAINAGE, GENERAL
428. 1839600G	LIGHTING
429. 1839650WIRE	WIRING, GENERAL
430. 1839950G	LUBRICATION

There is ongoing routine maintenance on Equipment in the ordinary course of business.

Schedule 3.11.2

Illegal, Invalid or Non-Binding Equipment Leases

Lease Agreement dated June 26, 2002, between Abitibi Consolidated Sales Corporation and Williams Scotsman, Inc. The term of this agreement expired and was renewed verbally on a month-to-month basis.

Off-Site Rental Agreement dated February 18, 2005, between Mobile Mini, Inc. and Abitibi Consolidated Sales Corporation. Pertains to mobile storage units. The term of this agreement expired and was renewed verbally on a month-to-month basis.

Schedule 3.11.3

Other Necessary Services

1.	The following treasury functions:

•           Collection of trade receivables

•           Cash applications

•           Customer credit

•           Day to day banking and currency exchange

2.	The following purchasing functions:

•	Negotiation and administration of certain contracts for commodities, major supplies and material spare parts with corporate suppliers (i.e. oil, PM clothing, chemicals)

•	Purchasing of major components for capital projects

•	Settlement of claims issued to suppliers (with mill involvement)

•	Rate and contract negotiations with carriers

•	Provide guidelines regarding supplies through corporate contracts (for planning purposes)

3.	The following general administrative and tax functions:

•	General Accounting

•	Guidelines and support to the Mill

•	Income tax preparation

Any service provided for under Excluded Contracts.

Effective as of the Closing Time, except as set forth in the ONP Supply Agreement, OCC Supply Agreement and the Transitional Services Agreement, all sales and marketing, treasury functions, insurance, legal, audit, benefits and certain human resources functions, recycled fibre and procurement, engineering and technical support, purchasing functions, logistics functions, data processing functions and general administration and other products or services provided to the Businesses by Abitibi Consolidated Sales Corporation or any Affiliates of Abitibi Consolidated Sales Corporation automatically will terminate.

Certain IT programs supported by Abitibi Parties (as such term is defined in the Transitional Services Agreement) will not be provided by Abitibi Consolidated Sales Corporation.

Third Party Assets.

Excluded Contracts.

Schedule 3.12(a)

Intellectual Property Rights

None.

Schedule 3.12(b)

Impairment of Rights In Intellectual Property Assets

(A) Please refer to Schedule 3.3.3.

Schedule 3.13.1

Material Contracts

Agreement for Purchase and Sale of Coal dated as of January 1, 2007, between Abitibi Consolidated Sales Corporation and ■.

Agreement for Landfill Operations and Sludge Handling dated as of January 31, 2008, between Abitibi Consolidated Sales Corporation, Snowflake Division and Rio Puerco Construction Company.

A Standby Letter of Credit dated June 29, 2007, and amended on July 18, 2007, issued by ■, ■ to ■ in the amount of US$1,250,000.

1. A guaranty dated October 15, 1998, by Abitibi Consolidated Inc., as guarantor, to Stone Container Corporation and Stone Snowflake Newsprint Company.

The following individuals have accepted an offer of employment on the date indicated next to their names with a base salary that currently exceeds $115,000:

■

■

■

■

■

■

■

Some of the foregoing offers of employment have not been executed and may not constitute legal, valid and binding Contracts between the parties thereto.

Agreement effective as of January 1, 2007 between Oxy Canada Sales, Inc. and Abitibi-Consolidated Inc. This agreement is expired and the parties to this agreement contemplate entering into a new agreement in February, 2008.

Farm Lease and Operating Agreement dated January 1, 2006, between Abitibi Consolidated Sales Corporation and Reidhead Custom Farming, Inc. The term of this agreement expired and the parties thereto verbally agreed to extend it. The parties to this agreement contemplate entering into a new agreement in February, 2008, but no assurance can be given that such agreement will be entered into.

Collective Bargaining Agreements

Operating and Management Agreement.

Confidential Rail Transportation Agreement dated July 31, 2007 by and among BNSF Railway Company, The Apache Railway Company and ■.

Electricity Supply Agreement (undated) between Arizona Public Service Company and Stone Southwest Corporation (predecessor in interest to Stone Container Corporation) (APS Agreement No. 18872) (which agreement was assigned to Abitibi Consolidated Sales Corporation pursuant to the 1998 Assignment Agreement as amended by Amendment No. 1 (undated and unsigned) between the same parties.

Fly Ash Agreement dated as of February 24, 1988, between Western Ash Company (predecessor in interest to Boral Material Technologies Inc.) and Stone Container Corporation – Snowflake Mill (assigned to Abitibi Consolidated Sales Corporation pursuant to the 1998 Assignment Agreement) as amended by:

1.	Letter dated July 22, 1993, from Western Ash Company (predecessor in interest to Boral Material Technologies Inc.) to Stone Container Corporation ;

2.	Amendment No. 1 dated as of September 1, 1998, effective October 6, 1998;

3.	Amendment No. 2 dated as of October 6, 1999;

4.	Amendment No. 3 dated as of October 6, 2001;

5.	Letter dated June 28, 2002 from Boral Material Technologies Inc. (successor in interest to Western Ash Company) to Abitibi Consolidated Sales Corporation;

6.	Amendment No. 4 dated as of August 8, 2003;

7.	Amendment No. 5 dated as of October 1, 2005 (unsigned);

8.	Amendment No. 6 dated as of October 1, 2006; and

9.	Amendment No. 7 dated as of October 10, 2007.

Services Agreement dated as of April 17, 2008 between Abitibi Consolidated Sales Corporation and Total Transportation Services, LP.

Addendum No. 1 (undated Operations Provisions) to the Lease Agreement (undated) between Abitibi Consolidated Sales Corporation and Snowflake White Mountain Power, LLC.

Schedule 3.13.3(a)

Material Contracts Exceptions

None

Schedule 3.13.3(b)

No Material Default of Material Contracts Exceptions

None

Schedule 3.13.3(c)

No Default of Party to Material Contracts Exceptions

None

Schedule 3.14.1

Employees

As of February 8, 2008

Apache Employees - Salaried

	Last Name	First Name	Int.	Union	DOB	DOH	Department	Position
1	■	■	■	SAL	■	■	Office	Apache Accntg Clerk
2		■	■	SAL	■	■	Apache RR	Apache Supv
3	■	■	■	SAL	■	■	Apache RR	Apache RR Clerk
4	■	■		SAL	■	■	Apache RR	Apache Acct Clerk
5	■	■	■	SAL	■	■	Apache RR	Apache Supt

Apache Employees - Hourly

	Last Name	First Name	Int.	Union	DOB	DOH	Department	Position
1	■	■		CARPENTERS	■	■	Apache RR	■
2	■	■		CARPENTERS	■	■	Apache RR	■
3	■	■	■	CARPENTERS	■	■	Apache RR	■
4	■	■		CARPENTERS	■	■	Apache RR	■
5	■	■	■	CARPENTERS	■	■	Apache RR	■
6	■	■	■	CARPENTERS	■	■	Apache RR	■
7	■	■		CARPENTERS	■	■	Apache RR	■
8	■	■	■	CARPENTERS	■	■	Apache RR	■
9	■	■	■	CARPENTERS	■	■	Apache RR	■
10	■	■	■	CARPENTERS	■	■	Apache RR	■
11	■	■	■	NON-BARG	■	■	Apache RR	■
12	■	■	■	NON-BARG	■	■	Apache RR	■
13	■	■	■	NON-BARG	■	■	Apache RR	■
14	■	■	■	NON-BARG	■	■	Apache RR	■
15	■	■	■	NON-BARG	■	■	Apache RR	■
16	■	■		NON-BARG	■	■	Apache RR	■
17	■	■	■	NON-BARG	■	■	Apache RR	■
18	■	■	■	NON-BARG	■	■	Apache RR	■
19	■	■	■	NON-BARG	■	■	Apache RR	■
20	■	■		NON-BARG	■	■	Apache RR	■
21	■	■		NON-BARG	■	■	Apache RR	■
22	■	■	■	NON-BARG	■	■	Apache RR	■
23	■	■	■	NON-BARG	■	■	Apache RR	■
24	■	■		UTU	■	■	Apache RR	■
25	■	■	■	UTU	■	■	Apache RR	■
26	■	■	■	UTU	■	■	Apache RR	■

Snowflake Newsprint Employees - Salaried

	Last Name	First Name	Int.	Union	DOB	DOH	Department	Position
1	■	■	■	SAL	■	■	Maint.	■
2	■	■	■	SAL	■	■	Office	■
3	■	■	■	SAL	■	■	PM	■
4	■	■		SAL	■	■	PM	■
5	■	■	■	SAL	■	■	Office	■
6	■	■	■	SAL	■	■	PC/IT	■
7	■	■	■	SAL	■	■	PM	■
8	■	■	■	SAL	■	■	PM	■
9	■	■	■	SAL	■	■	E&I	■
10	■	■	■	SAL	■	■	Mech Mnt	■
11	■	■		SAL	■	■	P/H	■
12	■	■		SAL	■	■	P/H	■
13	■	■	■	SAL	■	■	HR	■
14	■	■	■	SAL	■	■	P/H	■
15	■	■	■	SAL	■	■	Office	■
16	■	■	■	SAL	■	■	PM	■
17	■	■	■	SAL	■	■	F&S	■
18	■	■	■	SAL	■	01/05/76	P/H	■
19	■	■	■	SAL	■	06/10/74	Tech	■
20	■	■		SAL	■	06/01/07	CIT	■
21	■	■	■	SAL	■	■	Office	■
22	■	■	■	SAL	■	■	Purchasing	■
23	■	■	■	SAL	■	■	E&I	■
24	■	■	■	SAL	■	■	PM	■
25	■	■	■	SAL	■	■	Env	■
26	■	■	■	SAL	■	■	Engineering	■
27	■	■	■	SAL	■	■	Env	■
28	■	■	■	SAL	■	■	Tech	■
29	■	■	■	SAL	■	■	Pur	■
30	■	■	■	SAL	■	■	F&S	■
31	■	■	■	SAL	■	■	Mnt	■
32	■	■	■	SAL	■	■	Office	■
33	■	■	■	SAL	■	■	PM	■
34	■	■	■	SAL	■	■	PM	■
35	■	■	■	SAL	■	■	PM	■
36	■	■	■	SAL	■	■	Tech	■
37	■	■		SAL	■	■	HR	■
38	■	■		SAL	■	■	Engineering	■
39	■	■	■	SAL	■	■	PM	■
40	■	■	■	SAL	■	■	R/F	■
41	■	■	■	SAL	■	■	Mech Mnt	■
42	■	■	■	SAL	■	■	Mill Materials	■
43	■	■		SAL	■	■	Env/Tech	■
44	■	■		SAL	■	■	Transportation	■
45	■	■	■	SAL	■	■	Engineering	■
46	■	■	■	SAL	■	■	Admin	■
47	■	■	■	SAL	■	■	F&S	■
48	■	■		SAL	■	■	Office	■
49	■	■	■	SAL	■	■	Mech Mnt	■
50	■	■	■	SAL	■	■	Env	■
51	■	■		SAL	■	■	IT	■
52	■	■	■	SAL	■	■	Env	■
53	■	■	■	SAL	■	■	Engineering	■
54	■	■	■	SAL	■	■	HR	■
55	■	■	■	SAL	■	■	E&I	■
56	■	■		SAL	■	■	F&S	■
57	■	■	■	SAL	■	■	Mech Mnt	■
58	■	■	■	SAL	■	■	Mech Mnt	■
59	■	■		SAL	■	■	Engineering	■
60	■	■	■	SAL	■	■	Admin	■
61	■	■	■	SAL	■	■	Tech	■
62	■	■	■	SAL	■	■	PM	■
63	■	■		SAL	■	■	F&S	■
64	■	■	■	SAL	■	■	HR	■
65	■	■	■	SAL	■	■	E&I	■
66	■	■	■	SAL	■	■	Pulping/Power	■
67	■	■	■	SAL	■	■	Mech Mnt	■
68	■	■	■	SAL	■	■	PM	■
69	■	■	■	SAL	■	■	Pur	■
70	■	■		SAL	■	■	Office	■
71	■	■	■	SAL	■	■	Office	■
72	■	■		SAL	■	■	Mech Mnt	■
73	■	■	■	SAL	■	■	PM	■
74	■	■	■	SAL	■	■	IT	■
75	■	■		SAL	■	■	Office	■

Snowflake Newsprint Employees - Hourly

	Last Name	First Name	Int.	Union	DOB	DOH	Department	Position
1	■	■	■	IBEW	■	■	P/H	■
2	■	■		IBEW	■	■	P/H	■
3	■	■	■	IBEW	■	■	PH	■
4	■	■	■	IBEW	■	■	P/H	■
5	■	■	■	IBEW	■	■	P/H	■
6	■	■	■	IBEW	■	■	E&I	■
7	■	■	■	IBEW	■	■	E&I	■
8	■	■	■	IBEW	■	■	E&I	■
9	■	■	■	IBEW	■	■	E&I	■
10	■	■	■	IBEW	■	■	E&I	■
11	■	■		IBEW	■	■	P/H	■
12	■	■		IBEW	■	■	E&I	■
13	■	■	■	IBEW	■	■	P/H	■
14	■	■	■	IBEW	■	■	P/H	■
15	■	■	■	IBEW	■	■	E&I	■
16	■	■	■	IBEW	■	■	P/H	■
17	■	■	■	IBEW	■	■	E&I	■
18	■	■	■	IBEW	■	■	E&I	■
19	Hines	John	E.	IBEW	■	■	P/H	■
20	■	■		IBEW	■	■	E&I	■
21	■	■		IBEW	■	■	P/H	■
22	■	■	■	IBEW	■	■	P/H	■
23	■	■	■	IBEW	■	■	P/H	■
24	■	■	■	IBEW	■	■	P/H	■
25	■	■	■	IBEW	■	■	P/H	■
26	■	■	■	IBEW	■	■	P/H	■
27	■	■		IBEW	■	■	P/H	■
28	■	■	■	IBEW	■	■	P/H	■
29	■	■		IBEW	■	■	E&I	■
30	■	■	■	IBEW	■	■	P/H	■
31	■	■		IBEW	■	■	E&I	■
32	■	■		IBEW	■	■	PH	■
33	■	■	■	IBEW	■	■	P/H	■
34	■	■	■	IBEW	■	■	P/H	■
35	■	■	■	IBEW	■	■	P/H	■
36	■	■		IBEW	■	■	P/H	■
37	■	■	■	IBEW	■	■	P/H	■
38	■	■	■	IBEW	■	■	P/H	■
39	■	■		IBEW	■	■	P/H	■
40	■	■	■	IBEW	■	■	P/H	■
41	■	■	■	IBEW	■	■	P/H	■
42	■	■	■	IBEW	■	■	E&I	■
43	■	■	■	USW	■	■	R/F	■
44	■	■	■	USW	■	■	PM	■
45	■	■	■	USW	■	■	F&S	■
46	■	■	■	USW	■	■	PM	■
47	■	■	■	USW	■	■	R/F	■
48	■	■	■	USW	■	■	R/F	■
49	■	■	■	USW	■	■	R/F	■
50	■	■	■	USW	■	■	PM	■
51	■	■	■	USW	■	■	Mech Mnt	■
52	■	■	■	USW	■	■	Shift Mnt	■
53	■	■		USW	■	■	S&F	■
54	■	■		USW	■	■	PM	■
55	■	■		USW	■	■	R/F	■
56	■	■	■	USW	■	■	Yard/Serv	■
57	■	■		USW	■	■	Yard/Serv	■
58	■	■	■	USW	■	■	Mech Mnt	■
59	■	■	■	USW	■	■	Prev Mnt	■
60	■	■	■	USW	■	■	PM	■
61	■	■	■	USW	■	■	PM	■
62	■	■	■	USW	■	■	E&I	■
63	■	■	■	USW	■	■	Prev Mnt	■
64	■	■	■	USW	■	■	F&S	■
65	■	■	■	USW	■	■	PM	■
66	■	■	■	USW	■	■	Prev Mnt	■
67	■	■	■	USW	■	■	PM	■
68	■	■	■	USW	■	■	Mech Mnt	■
69	■	■		USW	■	■	Mech Mnt	■
70	■	■	■	USW	■	■	PM	■
71	■	■		USW	■	■	PM	■
72	■	■	■	USW	■	■	PM	■
73	■	■	■	USW	■	■	E&I	■
74	■	■	■	USW	■	■	PM	■
75	■	■	■	USW	■	■	R/F	■
76	■	■	■	USW	■	■	R/F	■
77	■	■	■	USW	■	■	F&S	■
78	■	■	■	USW	■	■	PM	■
79	■	■	■	USW	■	■	R/F	■
80	■	■	■	USW	■	■	Mech Mnt	■
81	■	■	■	USW	■	■	PM	■
82	■	■	■	USW	■	■	F&S	■
83	■	■	■	USW	■	■	E&I	■
84	■	■	■	USW	■	■	R/F	■
85	■	■	■	USW	■	■	F&S	■
86	■	■		USW	■	■	R/F	■
87	■	■	■	USW	■	■	R/F	■
88	■	■	■	USW	■	■	R/F	■
89	■	■	■	USW	■	■	PM	■
90	■	■	■	USW	■	■	R/F	■
91	■	■	■	USW	■	■	F&S	■
92	■	■	■	USW	■	■	F&S	■
93	■	■	■	USW	■	■	F&S	■
94	■	■	■	USW	■	■	Mech Mnt	■
95	■	■	■	USW	■	■	Tech	■
96	■	■	■	USW	■	■	PM	■
97	■	■	■	USW	■	■	Mill Materials	■
98	■	■	■	USW	■	■	PM	■
99	■	■	■	USW	■	■	F&S	■
100	■	■	■	USW	■	■	PM	■
101	■	■	■	USW	■	■	PM	■
102	■	■	■	USW	■	■	PM	■
103	■	■	■	USW	■	■	PM	■
104	■	■	■	USW	■	■	PM	■
105	■	■	■	USW	■	■	PM	■
106	■	■	■	USW	■	■	PM	■
107	■	■	■	USW	■	■	E&I	■
108	■	■		USW	■	■	Mech Mnt	■
109	■	■	■	USW	■	■	PM	■
110	■	■	■	USW	■	■	PM	■
111	■	■	■	USW	■	■	Mech Mnt	■
112	■	■	■	USW	■	■	R/F	■
113	■	■	■	USW	■	■	Mech Mnt	■
114	■	■	■	USW	■	■	Mech Mnt	■
115	■	■	■	USW	■	■	Mech Mnt	■
116	■	■	■	USW	■	■	PM	■
117	■	■	■	USW	■	■	PM	■
118	■	■	■	USW	■	■	Mech Mnt	■
119	■	■	■	USW	■	■	RF	■
120	■	■	■	USW	■	■	Mech Mnt	■
121	■	■	■	USW	■	■	PM	■
122	■	■	■	USW	■	■	R/F	■
123	■	■	■	USW	■	■	R/F	■
124	■	■	■	USW	■	■	CIT	■
125	■	■	■	USW	■	■	Mech Mnt	■
126	■	■	■	USW	■	■	PM	■
127	■	■	■	USW	■	■	PM	■
128	■	■		USW	■	■	PM	■
129	■	■		USW	■	■	F&S	■
130	■	■		USW	■	■	R/F	■
131	■	■	■	USW	■	■	E&I	■
132	■	■	■	USW	■	■	PM	■
133	■	■	■	USW	■	■	R/F	■
134	■	■	■	USW	■	■	PM	■
135	■	■	■	USW	■	■	F&S	■
136	■	■	■	USW	■	■	R/F	■
137	■	■	■	USW	■	■	Mech Mnt	■
138	■	■	■	USW	■	■	Mech Mnt	■
139	■	■	■	USW	■	■	R/F	■
140	■	■	■	USW	■	■	E&I	■
141	■	■	■	USW	■	■	R/F	■
142	■	■		USW	■	■	PM	■
143	■	■	■	USW	■	■	Mill Materials	■
144	■	■		USW	■	■	PM	■
145	■	■		USW	■	■	F&S	■
146	■	■	■	USW	■	■	PM	■
147	■	■	■	USW	■	■	PM	■
148	■	■	■	USW	■	■	Yard/Serv	■
149	■	■	■	USW	■	■	R/F	■
150	■	■	■	USW	■	■	Mill Materials	■
151	■	■	■	USW	■	■	R/F	■
152	■	■	■	USW	■	■	PM	■
153	■	■		USW	■	■	R/F	■
154	■	■	■	USW	■	■	PM	■
155	■	■	■	USW	■	■	PM	■
156	■	■	■	USW	■	■	PM	■
157	■	■	■	USW	■	■	Mech Mnt	■
158	■	■		USW	■	■	Mech Mnt	■
159	■	■	■	USW	■	■	Mech Mnt	■
160	■	■	■	USW	■	■	Mech Mnt	■
161	■	■		USW	■	■	PM	■
162	■	■	■	USW	■	■	E&I	■
163	■	■		USW	■	■	PM	■
164	■	■	■	USW	■	■	PM	■
165	■	■		USW	■	■	R/F	■
166	■	■		USW	■	■	Mech Mnt	■
167	■	■	■	USW	■	■	PM	■
168	■	■	■	USW	■	■	PM	■
169	■	■	■	USW	■	■	PM	■
170	■	■	■	USW	■	■	PM	■
171	■	■	■	USW	■	■	R/F	■
172	■	■		USW	■	■	PM	■
173	■	■	■	USW	■	■	Mech Mnt	■
174	■	■	■	USW	■	■	R/F	■
175	■	■	■	USW	■	■	R/F	■
176	■	■	■	USW	■	■	Mech Mnt	■
177	■	■	■	USW	■	■	Mech Mnt	■
178	■	■		USW	■	■	PM	■
179	■	■	■	USW	■	■	F&S	■
180	■	■	■	USW	■	■	Mech Mnt	■
181	■	■	■	USW	■	■	Mech Mnt	■
182	■	■	■	USW	■	■	Env	■
183	■	■	■	USW	■	■	Prev Mnt	■
184	■	■	■	USW	■	■	Mech Mnt	■
185	■	■	■	USW	■	■	Mech Mnt	■
186	■	■	■	USW	■	■	F&S	■
187	■	■	■	USW	■	■	PM	■
188	■	■	■	USW	■	■	Yard/Serv	■
189	■	■	■	USW	■	■	F&S	■
190	■	■	■	USW	■	■	Yard/Serv	■
191	■	■	■	USW	■	■	Env	■
192	■	■	■	USW	■	■	R/F	■
193	■	■	■	USW	■	■	Env	■
194	■	■	■	USW	■	■	PM	■
195	■	■	■	USW	■	■	PM	■
196	■	■		USW	■	■	F&S	■
197	■	■	■	USW	■	■	R/F	■
198	■	■	■	USW	■	■	Mech Mnt	■
199	■	■	■	USW	■	■	R/F	■
200	■	■	■	USW	■	■	F&S	■
201	■	■	■	USW	■	■	PM	■
202	■	■	■	USW	■	■	PM	■
203	■	■	■	USW	■	■	F&S	■
204	■	■	■	USW	■	■	PM	■
205	■	■	■	USW	■	■	R/F	■
206	■	■	■	USW	■	■	F&S	■
207	■	■		USW	■	■	Mech Mnt	■
208	■	■		USW	■	■	E&I	■
209	■	■	■	USW	■	■	PM	■
210	■	■	■	USW	■	■	Mech Mnt	■
211	■	■	■	USW	■	■	F&S	■
212	■	■	■	USW	■	■	E&I	■
213	■	■	■	USW	■	■	PM	■
214	■	■		USW	■	■	PM	■
215	■	■	■	USW	■	■	PM	■
216	■	■	■	USW	■	■	Mech Mnt	■
217	■	■	■	USW	■	■	PM	■
218	■	■		USW	■	■	PM	■
219	■	■	■	USW	■	■	PM	■
220	■	■	■	USW	■	■	Mill Materials	■
221	■	■	■	USW	■	■	F&S	■
222	■	■	■	USW	■	■	Mech Mnt	■
223	■	■	■	USW	■	■	PM	■
224	■	■	■	USW	■	■	R/F	■
225	■	■		USW	■	■	Mech Mnt	■
226	■	■	■	USW	■	■	Mech Mnt	■
227	■	■	■	USW	■	■	Mech Mnt	■
228	■	■	■	USW	■	■	Mech Mnt	■
229	■	■	■	USW	■	■	Mech Mnt	■
230	■	■		USW	■	■	R/F	■
231	■	■	■	USW	■	■	Mech Mnt	■
232	■	■		USW	■	■	F&S	■
233	■	■	■	USW	■	■	Mech Mnt	■
234	■	■	■	USW	■	■	PM	■
235	■	■		USW	■	■	R/F	■
236	■	■	■	USW	■	■	RF	■
237	■	■	■	USW	■	■	R/F	■
238	■	■		USW	■	■	R/F	■
239	■	■	■	USW	■	■	Yard/Serv	■
240	■	■	■	USW	■	■	PM	■
241	■	■	■	USW	■	■	Mech Mnt	■
242	■	■	■	USW	■	■	F&S	■
243	■	■		USW	■	■	PM	■
244	■	■	■	USW	■	■	PM	■
245	■	■	■	USW	■	■	Prev Mnt	■
246	■	■	■	USW	■	■	Mech Mnt	■
247	■	■	■	USW	■	■	PM	■
248	■	■	■	USW	■	■	PM	■
249	■	■		USW	■	■	Mill Materials	■
250	■	■	■	USW	■	■	Mech Mnt	■
251	■	■	■	USW	■	■	Mech Mnt	■
252	■	■	■	USW	■	■	Mech Mnt	■
253	■	■	■	USW	■	■	F&S	■
254	■	■	■	USW	■	■	Env	■
255	■	■	■	USW	■	■	R/F	■
256	■	■		USW	■	■	F&S	■
257	■	■	■	USW	■	■	Mech Mnt	■
258	■	■	■	USW	■	■	Mech Mnt	■
259	■	■	■	USW	■	■	E&I	■
260	■	■	■	USW	■	■	F&S	■
261	■	■	■	USW	■	■	PM	■
262	■	■	■	USW	■	■	PM	■
263	■	■	■	USW	■	■	F&S	■
264	■	■	■	USW	■	■	F&S	■
265	■	■		USW	■	■	F&S	■
266	■	■	■	USW	■	■	F&S	■
267	■	■		USW	■	■	R/F	■
268	■	■	■	USW	■	■	PM	■
269	■	■	■	USW	■	■	Mech Mnt	■
270	■	■	■	USW	■	■	F&S	■
271	■	■	■	USW	■	■	F&S	■
272	■	■	■	USW	■	■	Mech Mnt	■
273	■	■	■	USW	■	■	PM	■
274	■	■	■	USW	■	■	E&I	■
275	■	■		USW	■	■	Mech Mnt	■
276	■	■	■	USW	■	■	PM	■
277	■	■	■	USW	■	■	F&S	■
278	■	■	■	USW	■	■	F&S	■
279	■	■		USW	■	■	PM	■
280	■	■	■	USW	■	■	PM	■
281	■	■	■	USW	■	■	F&S	■
282	■	■	■	USW	■	■	PM	■
283	■	■	■	USW	■	■	R/F	■
284	■	■		USW	■	■	P/H	■
285	■	■	■	USW	■	■	Mech Mnt	■
286	■	■	■	USW	■	■	PM	■
287	■	■		USW	■	■	PM	■
288	■	■	■	USW	■	■	Tech	■
289	■	■	■	USW	■	■	R/F	■
290	■	■	■	USW	■	■	R/F	■
291	■	■	■	USW	■	■	R/F	■
292	■	■	■	USW	■	■	PM	■
293	■	■	■	USW	■	■	PM	■
294	■	■		USW	■	■	Mech Mnt	■
295	■	■	■	USW	■	■	PM	■
296	■	■	■	USW	■	■	R/F	■
297	■	■	■	USW	■	■	R/F	■
298	■	■		USW	■	■	PM	■
299	■	■		USW	■	■	PM	■
300	■	■	■	USW	■	■	PM	■
301	■	■	■	USW	■	■	R/F	■
302	■	■		USW	■	■	PM	■
303	■	■	■	USW	■	■	F&S	■
304	■	■	■	USW	■	■	F&S	■
305	■	■	■	USW	■	■	Mech Mnt	■

Snowflake Newsprint Employees – Temporary Hourly

	Last Name	First Name	Int.	Union	DOB	DOH	Department	Position
1	■	■	■	TEMP	■	■	F&S	Temporary
2	■	■	■	TEMP	■	■	RF	Temporary
3	■	■	■	TEMP	■	■	P/H	Temporary
4	■	■		TEMP	■	■	P/H	Temporary
5	■	■	■	TEMP	■	■	PM	Temporary
6	■	■		TEMP	■	■	PM	Temporary
7	■	■	■	TEMP	■	■	F&S	Temporary

*On STD

**On Military Leave

Schedule 3.14.2

Union Disputes, Grievances, Open Claims

Union	Grievance #	Grievant	Subject	Status
USW	A-19-07	■	Failure to provide work	Awaiting third step Union response
USW	A-22-07	■	Suspension	Awaiting third step Union response
USW	A-23-07	■	Verbal Reprimand	Awaiting second step Union response
USW	A-24-07	■	Safety	Awaiting second step Union response
IBEW	C-11-02	■	Overtime	Awaiting fourth step Union response
IBEW	C-5-03	■	Vacancy Filling	Awaiting fourth step Union response
IBEW	C-1-07	■	Call Time	Awaiting fourth step Union response
IBEW	C-2-07	■	Holiday Pay	Awaiting third step company response

A claim by Diana Rause and Gabriel Rodriguez against Abitibi Consolidated Sales Corporation and others.

A claim by the Estate of Bruce Wayne Hawkins against Abitibi Consolidated Sales Corporation and others.

A claim by Brennon Owens against Abitibi Consolidated Sales Corporation and The Apache Railway Company.

Pending benefit appeal by ■ from the denial of his request for long term disability benefits.

Collective Bargaining Agreements.

Refer to Schedule 3.14.1.

Schedule 3.14.3

Arbitrations

None

Schedule 3.14.4

Written Agreements With Unions

Steelworkers

Memorandum of Agreement – USW Extension Signatory Page

10-Hour Shift Agreements

▪	Abitibibowater and United Steel Workers Union Local No. 2688 (10-Hour JD Revision) dated December 11, 2007

▪	USW Maintenance 10 Hour Shift Schedule – Final signature as of June 4, 2007

12-Hour Shift Agreements

▪	USW Shift 12 Hour Shift Schedule – Draft # 8 Final dated June 4, 2007

▪	Abitibi Consolidated Sales Corp. and United Steel Workers Union and Local No. 2688 (12-Hour Shift Mechanic-Shift Instrument Vacancy) dated July 20, 2007

▪	Abitibi Consolidates Sales Corp. and United Steel Workers Union and its Local No. 2688 (12-Hour Vacancy Filling) dated July 13, 2007

▪	Abitibibowater and United Steel Workers Union and Its Local No. 2688 (12-Hour Note #2) dated November 8, 2007

▪	Abitibi Consolidated Sales Corp. and United Steel Workers Union and Its Local No. 2688 (Production Vacancy Filling Procedure) (7/20/07)

▪	Abitibi Consolidated Sales Corp. and United Steel Workers Union and Its Local No. 2688 (Shift Mechanic-Instrument Vacancy Filling Procedure – Final 7-20-07)

Agreements re Individual or Temporary Contract Issues

▪	Abitibibowater and United Steel Workers Union Local No. 2688 (Yard Recall) dated November 15, 2007

▪	Abitibibowater and United Steel Workers Local No. 2688 (Finishing & Shipping recall) dated November 15, 2007

▪	Abitibibowater and United Steel Workers Union Local No. 2688 (Finishing & Shipping Recall version 2) dated January 15, 2008

▪	Abitibibowater and United Steel Workers Union and Its Local 2688 (Jason Webb Special Project Extension) dated November 8, 2007

▪	Abitibi Consolidated Sales Corp. and United Steel Workers Union and its Local No. 2688 (Transfers Counter) dated November 8, 2005

▪	Abitibi Consolidated Sales corp. and United Steel Workers Union and Its Local No. 2688 (■ Special Project Extension) dated July 28, 2006

▪	Abitibi Consolidated Sales Corp. and United Steel Workers Union and its Local No. 2688 (■) dated December 22, 2005

▪	Abitibi Consolidated Sales Corp. and United Steel Workers Union (■) dated September 30, 2005

▪	Abitibi Consolidated Sales Corp. and United Steel Workers Union and Its Local No. 2688 (L. Nezzie) dated May 1, 2006

▪	Abitibi Consolidated Sales Corp. and United Steel Workers Union (Paper Mill overtime waiver) dated December 1, 2006

▪	Scheduled Overtime Transfer Request Form 12/2006

▪	Abitibi Consolidated Sales Corp. v. United Steel Workers Union and Its Local No. 2688 (PM Seniority Protection version 2) dated January 15, 2008

▪	Abitibi Consolidated Sales Corp. and United Steel Workers Union and Its Local. 2688 (J. Webb existing special project set-up probationary extension) dated March 13, 2006

▪	Abitibi Consolidated Sales Corp. and United Steel workers Union and its Local 2688 (Seniority Protection) dated November 15, 2007

▪	Abitibi Consolidated Sales Corp. and United Steel Workers Union and Its Local No. 2688 (Special Project Extension ■) dated March 13, 2006

▪	Abitibibowater and United Steel Workers Union and Its Local 2688 (Technical Recall) dated May 31, 2007

▪	Abitibi Consolidated Sales Corp. and United Steel Workers Union and Its Local 2688 (Temporary EE Extension – ■) dated March 17, 2006

▪	Abitibi Consolidated Sales Corp. and United Steel Workers Union and Its Local 2688 (■ special project set-up through November 2, 2007) dated August 14, 2007

Superseded Letters of Understanding (attached to Labor Agreement but not part of Labor Agreement)  (These Letters of Understanding were superseded by Memorandum of Agreement dated January 31, 2008)

▪	Superseded Letters of Understanding attached to Steelworkers Agreement (2/4/94; 2/5/94; 2/11/94; 2/10/94; 6/15/96; 9/4/96; 1/10/98; 2/10/98; 2/11/98; 2/12/98; 4/17/98; 9/9/2000; 2/22/01; 2/29/02

New Letters of Understanding (Effective as of January 31, 2008)

▪	Memorandum of Agreement concerning Letters of Understanding dated January 31, 2008

▪	Letter of Understanding #1: Local 2688 Hourly Employee Benefit Fund PR Deduction Dated 2/4/94 (1/08)

▪	Letter of Understanding #2 Saturday and Sunday Voluntary OT – Maintenance Dated 2/4/94 (Revised 1/08)

▪	Letter of Understanding #3 Supervisor Set-ups Dated 2/4/94 (Revised 1/08)

▪	Letter of Understanding #4 Vacation Scheduling – Maintenance Dept. Dated 2/4/94 (Revised 1/08)

▪	Letter of Understanding #5 Temporary Vacancies – Classifications involving multiple employees Dated 2/4/94 (Revised 1/08)

▪	Letter of Understanding #6 Emergency Response Team Dated 2/4/94 (Revised 1/08)

▪	Letter of Understanding #7 Period of Disability Until Employee Filling Vacancy is Promoted –v4 Dated June 15, 1996 (Revised 1/08)

▪	Letter of Understanding #8 Length of Time employee set up to relief supervisor or special project Dated September 4, 1996 (Revised 1/08)

▪	Letter of Understanding #9 Yard Laborer Temporary Reassignment Dated February 10, 1998 (Revised 1/08)

▪	Letter of Understanding #10 Relieving in Classifications with Multiple Employees dated February 11, 1998 (Revised 1/08)

▪	Letter of Understanding #11 Workforce Reduction Severance Pay Eligibility February 12, 1998 (Revised 1/08)

▪	Letter of Understanding #12 CI CORE TEAM Dated February 22, 2001 (Revised 1/08)

▪	Letter of Understanding #13 Employee Setup to Special Projects Dated February 22, 2001 (Revised 1/08)

▪	Letter of Understanding #14 Duration & Wages of Temporary Employee Covering Vacations Dated April 29, 2002 (Revised 1/08)

▪	#15 Work Force Reduction dated January 31, 2008

IBEW

Memorandum of Agreement – IBEW Extension Signatory Page dated March 19, 2007.

10-Hour Shift Agreement

▪	IBEW Maintenance 10 Hour Shift Schedule – Final dated August 9, 2007

12-Hour Shift Agreement

▪	IBEW Shift 12 Hour Shift Schedule – Final dated August 9, 2007

▪	Abitibi Consolidated Sales Corp. and IBEW (12-Hour Shift Electrician Vacancy Filling Procedure) (8/9/07)

Agreements re Individual or Temporary Contract Issues

▪	Abitibi Consolidated Sales Corp. and IBEW Local Union 518 (K. Bigler) dated November 24, 2006

▪	Abitibibowater and IBEW Local Union, No. 518 (D. McInelly) dated November 8, 2005

▪	Company Proposal (3/14/07)

Schedule 3.14.5

Layoffs

None

Schedule 3.16.1

Title Exceptions (Newsprint Assets)

None

Schedule 3.16.2

Title Exceptions (apache Shares)

None

Schedule 3.17(a)

Material Permits

1.	Aquifer Protection Permit No. P-103169 for The Apache Railway Company issued by the Arizona Department of Environmental Quality (the “ADEQ”).

2.	Hazardous Materials Registration No. 062507 010 008P issued by the United States Department of Transportation to The Apache Railway Company’s operations.

3.	RCRA ID No. AZD074468943 for The Apache Railway Company issued by the ADEQ.

4.	FCC Industrial/Business Pool Conventional License No. KOB862 used by The Apache Railway Company.

5.	FCC Industrial/Business Pool Conventional License No. WNMR733 The Apache Railway Company.

6.	FCC Industrial/Business Pool Conventional License No. WNZS302 The Apache Railway Company.

7.	FCC Industrial/Business Pool Conventional License No. WZB367 The Apache Railway Company.

8.	Certification of the Mill by the State of Arizona as an environmental technology manufacturing facility.

9.	Surface Transportation Board authorization grandfathered by applicable law.

10.	Navajo County Planning and Building Permit No. 23005.

11.	Navajo County Planning and Building Permit No. 81053.

12.	State Air Quality Permit No. M170424P1-99 (Title V Permit) for the Mill, as amended by Administrative Permit Amendment No. 32510, issued by the ADEQ.

13.	State Open Burning Permit No. NRO-06-202721164 issued by the ADEQ.

14.	State Special Waste Facility ID No. 300918 issued by the ADEQ.

15.	State Pollution Prevention Plan ID No. 200361 issued by the ADEQ.

16.	Aquifer Protection Permit No. P-102251 for the Mill, Effluent Reuse and Biomass Plantation Project, issued by the ADEQ.

17.	Aquifer Protection Permit No. P-103134 for Snowflake Monofill and Mill Pond Landfill Facilities issued by the ADEQ.

18.	Aquifer Protection Permit No. P-103168 for the Mill, issued by the ADEQ.

19.	Aquifer Protection Permit No. P18-25813-103193 for Abitibi Consolidated Sales Corporation and the Dry Lake Closure issued by the ADEQ.

20.	License of Approval File No. 09.35 (Ash Lagoons Dam & Reservoir), issued by the Arizona Department of Water Resources Dam Safety Section (the “ADWR”).

21.	License of Approval File No. 09.36 (Mill Pond Dam & Reservoir), issued by the ADWR.

22.	Hazardous Materials Registration No. 062507 010 007P issued by the U.S. Department of Transportation.

23.	BMF No. 5133 issued by the Arizona Department of Weights and Measures for farm scales.

24.	RCRA ID No. AZD981167240 for the Mill issued by the ADEQ.

25.	Radioactive Material License No. 09-03 issued by the Arizona Radiation Regulatory Agency.

26.	Application for Self-Certification of Qualifying Facility Status for the cogeneration facility at the Mill, filed with the United States Federal Energy Regulatory Commission.

27.	Industrial Reclaimed Water Permit No. R-102251 for the Mill, issued by ADEQ.

28.	Water Well Registration Nos. 604610, 604611, 604612, 604613, 604614, 604615, 604616, and 604617 filed with the ADWR on March 1, 1982.

Schedule 3.17(b)

Non-Assignable Permits

State Open Burning Permit No. NRO-06-202721164 issued by the ADEQ.

License of Approval File No. 09.35 (Ash Lagoons Dam & Reservoir), issued by the ADWR.

License of Approval File No. 09.36 (Mill Pond Dam & Reservoir), issued by the ADWR.

State Special Waste Facility ID No. 300918 issued by the ADEQ.

Application for Self-Certification of Qualifying Facility Status for the cogeneration facility at the Mill, filed with the United States Federal Energy Regulatory Commission to the extent that Purchaser can use the existing QF docket to recertify.

Aquifer Protection Permit No. P-102251 for Abitibi Consolidated Sales Corporation, Effluent Reuse and Biomass Plantation Project, issued by the ADEQ.

Aquifer Protection Permit No. P-103134 for Snowflake Monofill and Mill Pond Landfill Facilities issued by the ADEQ.

Aquifer Protection Permit No. P-103168 for the Mill, issued by the ADEQ.

Aquifer Protection Permit No. P18-25813-103193 for the Mill and the Dry Lake Closure issued by the ADEQ.

Schedule 3.18

Environmental Matters

■

■

Schedule 3.19

Absence of Certain Changes

■

Certain inter-company accounts have been cleaned up (see the attached table for more information).

Security Agreement dated as of January 1, 2008, between Abitibi Consolidated Sales Corporation and Corder Community Services.

All modifications with respect to the Collective Bargaining Agreements are disclosed in Schedule 3.14.4.

Agreements for Landfill Operations and Sludge Handling dated as of January 31, 2008, between Abititbi Consolidated, Snowlfake Division and Rio Puerto Construciton Company.

■

Schedule 3.21(a)

Related Party Transactions (Agreements)

Transportation agreement between Abitibi Consolidated Sales Corporation and the Apache Railway Company.

Fiber supply agreement between Abitibi-Consolidated Corp.'s Houston Recycling Division and Abitibi Consolidated Sales Corporation.

Refer to Schedule 3.23.

Schedule 3.21(b)

Related Party Transactions (Balances/Receivables)

Receivable No. 2350 02540 BWNEW in the amount of ■ due from Abitibi Consolidated Corp.’s Houston Recycling Division.

Receivable No. 2350 02540 NEWS in the amount of ■ is due from Abitibi Consolidated Sales Corporation.

Schedule 3.22.1

Customers

■

Snowflake Top 10 Clients
2007

Client	2007 volume
■	■
■	■
■	■
■	■
■	■
■	■
■	■
■	■
■	■
■	■
■	■
Total	■

Schedule 3.23

Shared Services

1.	The following treasury functions:

•           Collection of trade receivables
•           Cash applications
•           Customer credit
•           Day to day banking and currency exchange

2.	The following purchasing functions:

•	Negotiation and administration of certain contracts for commodities, major supplies and material spare parts with corporate suppliers (i.e. oil, PM clothing, chemicals)
•	Purchasing of major components for capital projects
•	Settlement of claims issued to suppliers (with mill involvement)
•	Rate and contract negotiations with carriers
•	Provide guidelines regarding supplies through corporate contracts (for planning purposes)

3.	The following general administrative and tax functions:

•	General Accounting
•	Guidelines and support to the Mill
•	Income tax preparation

Third Party Assets.

Effective as of the Closing Time, except as set forth in the ONP Supply Agreement, OCC Supply Agreement and the Transitional Services Agreement, all sales and marketing, treasury functions, insurance, legal, audit, benefits and certain human resources functions, recycled fibre and procurement, engineering and technical support, purchasing functions, logistics functions, data processing functions and general administration and other products or services provided to the Businesses by Abitibi Consolidated Sales Corporation or any Affiliates of Abitibi Consolidated Sales Corporation automatically will terminate.

Certain IT programs supported by Abitibi Parties will not be provided by Abitibi Consolidated Sales Corporation.

Any service provided for under Excluded Contracts.

Schedule 4.3

No Violation (Purchaser)

None

Schedule 5.3

Conduct During Interim Period

Abitibi Consolidated Sales Corporation and ■ contemplate entering into an agreement which will be signed some time in March, 2008, but no assurance can be given that such agreement will be entered into.

1. ■. and Abitibi Consolidated Sales Corporation contemplate entering into an Interruptible Natural Gas Sales and Agency Agreement in February, 2008.

2. ■ and Abitibi Consolidated Sales Corporation contemplate entering into a ■ Agreement in February, 2008.

3. Farm Lease and Operating Agreement dated January 1, 2006, between Abitibi Consolidated Sales Corporation and Reidhead Custom Farming, Inc. The term of this agreement expired and the parties thereto verbally agreed to extend it. The parties to this agreement contemplate entering into a new agreement in February, 2008, but no assurance can be given that such agreement will be entered into.

Agreement effective as of January 1, 2007 between Oxy Canada Sales, Inc. and Abitibi-Consolidated Inc. The parties to this agreement contemplate entering into a new agreement in February, 2008.

Abitibi Consolidated Sales Corporation is currently looking at a revenue opportunity with The Apache Railway Company which would require that a third party switching contract be entered into by The Apache Railway Company. Preliminary discussions have been held with a potential contractor.

All Contracts listed in Schedule 1.1.10 currently being negotiated but not yet executed.

Abitibi Consolidated Sales Corporation intends on obtaining a vision benefits plan from ■.

■

Schedule 5.6

Intercompany Arrangements

Refer to Schedule 3.21(a) and 3.23.

Contracts being terminated:

Transportation agreement between Abitibi Consolidated Sales Corporation and the Apache Railway Company.

Fiber supply agreement between Abitibi-Consolidated Corp.'s Houston Recycling Division and Abitibi Consolidated Sales Corporation.

Schedule 5.16(a)

Outage Capital Expenditures

An early replacement of the fiber flow drum pulper will be carried out during the scheduled Outage (as defined below).

An outage is scheduled to begin on April 21, 2008 after an orderly shutdown of the process to maximize production and yield while leaving the equipment in the required state for the planned work (the “Outage”). The coal fired #2 Power Boiler will be down for 14 days. The #1 and #3 Boilers will be brought on line so that production on the paper machines resumes after 10 days of downtime. The critical path for the 10 days of the Outage when there is no production is the capital work, the #3 DI Thickener Center Shaft Replacement and the FFD Drum Replacement.  The critical path for the 14 day #2 Power Boiler outage is the internal boiler tube work. The following work will be completed by department:

Power House

General

•	Insurance inspections
•	Feedwater system repairs and preventive maintenance
•	Steam piping & valve repairs and preventive maintenance
•	Relief valve inspection, preventive maintenance & testing
•	Ductwork and expansion joint inspection & repairs
•	Generator exciter upgrades

Capital - Coal Conversion Project

•	Soot inspection & upgrades
•	Maintenance beams, scaffolding
•	NDE, visible superheater inspection, wear pads (20), shields (50), testing
•	Superheater loop replacement, T&G lugs (30 sets)
•	Replace missing (40) u-bolts in generating section at vibration bars & move bars
•	Install tube shields (150) in generating section & overlay tubes
•	Repair burners with new coal tips and other repairs as needed
•	Hand hole cap(s) remove/replace, insulation and lagging
•	Corner tube Dutchmen (4), other water wall tube Dutchmen as required
•	Scrubber upgrades

Pulping

General

•	Chest cleaning, inspection and repairs
•	Modify #3 HD chest internals
•	FFD & bale breaker conveyor wear strip and belt replacement
•	Clean conveyor pits
•	Inspect & repair clarifier
•	Bale yard concrete repairs
•	OCC conveyor wear strip replacement

Capital

•	#3 DI Center shaft
•	FFD Drum installation – this project is not approved

#1 Paper Machine

•	Chest cleaning, inspection and repairs
•	Replace couch vacuum pump
•	Repair wall behind Bel Bond table
•	Inspect head box
•	Repair table corrosion
•	Clean & paint press section
•	Optically align machine sections
•	Replace dryer gears
•	Change calender stack
•	Repair D bar spreader on winder
•	PM major un-spared motors

#2 Paper Machine

•	Repair false ceiling between #1 & #2 machines
•	Repair tile walls in couch and wire pits
•	Optically align machine sections
•	Change out OCC refiner head
•	Rebuild 3rd dryer drive gearbox
•	Align line shaft
•	Inspect turbine gearbox and PM turbine & governor
•	Replace concrete floor at end of beater belt

#3 Paper Machine

General

•	PM Basis weight valve
•	Repair & replace saveall segments
•	Repair deculator cleaners
•	Repair white water chest
•	Chest cleaning, inspection and repairs
•	Headbox repairs & preventive maintenance
•	Optically align machine sections
•	Clean & paint press section
•	Clean dryer cans
•	Repair hood false ceiling and ductwork
•	Change calender stack
•	Dryer can inspections

Capital

•	Install linear bearing on the winder rider roll & core chucks – this project is not approved

Mill Wide

•	Vacuum false ceilings and rafters
•	Repair air leaks
•	Repair steam leaks
•	Switchgear maintenance
•	Transformer maintenance
•	Reset relays per coordination study
•	Main water line cathodic protection

Schedule 5.16(b)

Capital Improvements

ITEM	ESTIMATED COST
■	■
■	■
■	■
■	■
■	■

Schedule 6.1.3

Exhibit C to the Steelworkers Agreement

(see attached)

Exhibit C
Successorship

Effective March 1, 2007 the Company agrees that if, during the life of the collective bargaining agreement ("Agreement") which this successorship understanding is part of, any facility covered by this Agreement is sold, leased, transferred or assigned, the Company shall inform the purchaser, lessee, transferee or assignee, of the exact terms of this Agreement and shall make the sale, transfer, or assignment conditional upon the purchaser, lessee, transferee or assignee, assuming all the obligations of this Agreement until the expiration date and treating the affected employees of the Bargaining unit in accordance with the terms of the Agreement.

Provided all contractual agreements are honored regarding seniority, including provisions for layoff and recall (it being understood that the applicable purchase agreement shall require the purchaser to make its hiring decisions with respect to Bargaining Unit positions according to the contractual rules that would apply as though such hiring were a decision to recall or layoff Bargaining Unit employees), it is understood that

(a)	the purchaser will not be required to have the same number of employees in the applicable bargaining unit as the Company does at the time of the transaction, and
(b)
that the applicable purchase agreement may permit the purchaser to make changes in the benefits programs required by this Agreement provided that all the benefits in all events continue to be substantially equivalent in the aggregate to those provided under the Agreement.

It is agreed that the Company's obligations under this successorship language will be satisfied if the applicable purchase and sale agreement: (i) contains the terms required by the above paragraphs, and (ii) either (x) makes the Union a third party beneficiary to those terms; or (y) is supplemented by a contemporaneous agreement between the Union and the purchaser effectuating those terms.

This successorship language will be incorporated as a separate Memorandum of Understanding into the Collective Bargaining Agreement between the USW and company.

Schedule 6.2

Salaried Newsprint Employees participating in

Seller’s Salaried Employees Retirement Plan

As at February 8, 2008

Apache Employees

	Last Name	First Name	Int.	Hire Date	Eligibility and Vesting Years of Service
	■	■	■	■	19.8333
	■	■	■	■	12.9167
	■	■	■	■	2.5000
	■	■	■	■	6.5000
	■	■	■	■	36.3333
0				■

Newsprint Employees

	Last Name	First Name	Int.	Hire Date	Eligibility and Vesting Years of Service
	■	■	■	■	1.2000
	■	■	■	■	9.3333
	■	■	■	■	30.7000
	■	■		■	17.6000
	■	■	■	■	19.2500
	■	■	■	■	4.6000
	■	■	■	■	23.0000
	■	■	■	■	26.5000
	■	■	■	■	28.0000
	■	■	■	■	40.6667
	■	■		■	2.5000
	■	■		■	19.2500
	■	■	■	■	23.7000
	■	■	■	■	26.9167
	■	■	■	■	6.4000
	■	■	■	■	2.3000
	■	■	■	■	39.8333
	■	■	■	■	32.0000
	■	■	■	■	33.5833
	■	■		■	0.6000
	■	■	■	■	2.2000
	■	■	■	■	0.7000
	■	■	■	■	3.0000
	■	■	■	■	20.5000
	■	■	■	■	1.6000
	■	■	■	■	15.7500
	■	■	■	■	6.0000
	■	■	■	■	20.0833
	■	■	■	■	13.9167
	■	■	■	■	34.4000
	■	■	■	■	21.1667
	■	■	■	■	35.4000
	■	■	■	■	1.3000
	■	■	■	■	45.4167
	■	■	■	■	12.9167
	■	■		■	17.4000
	■	■		■	8.0000
	■	■	■	■	7.2000
	■	■	■	■	32.5000
	■	■	■	■	41.9167
	■	■	■	■	14.8333
	■	■		■	4.1000
	■	■		■	12.9167
	■	■	■	■	6.0000
	■	■	■	■	27.9167
	■	■	■	■	21.0000
	■	■		■	9.9167
	■	■	■	■	2.8000
	■	■	■	■	23.8333
	■	■		■	1.1000
	■	■	■	■	7.0000
	■	■	■	■	6.6000
	■	■	■	■	1.2000
	■	■	■	■	18.6667
	■	■		■	13.5000
	■	■	■	■	38.8333
	■	■	■	■	9.9167
	■	■		■	3.0000
	■	■	■	■	0.5000
	■	■	■	■	0.8000
	■	■	■	■	19.0000
	■	■		■	11.8333
	■	■	■	■	1.0000
	■	■	■	■	11.4167
	■	■	■	■	0.8000
	■	■	■	■	33.5000
	■	■	■	■	17.6000
	■	■	■	■	18.9167
	■	■		■	2.8000
	■	■	■	■	23.3333
	■	■		■	19.6000
	■	■	■	■	11.8000
	■	■	■	■	7.5000
	■	■		■	9.2500
0

Schedule 6.3

Participants in the Seller’s Hourly Pension Plan that are Represented by a Collective Bargaining Agreement

As at February 8, 2008

	Last Name	First Name	Int.	Union	Hire Date	Eligibility/ Vesting Years of Service
1	■	■		Carpenters	■	1.000
2	■	■		Carpenters	■	5.500
3	■	■	■	Carpenters	■	1.000
4	■	■		Carpenters	■	13.000
5	■	■	■	Carpenters	■	1.000
6	■	■	■	Carpenters	■	3.000
7	■	■		Carpenters	■	34.750
8	■	■	■	Carpenters	■	3.000
9	■	■	■	Carpenters	■	0.750
10	■	■	■	Carpenters	■	3.750
11	■	■		UTU	■	16.000
12	■	■	■	UTU	■	3.000
13	■	■	■	UTU	■	21.750
14	■	■	■	Non-Barg	■	3.000
15	■	■	■	Non-Barg	■	12.000
16	■	■	■	Non-Barg	■	1.000
17	■	■		Non-Barg	■	23.000
18	■	■	■	Non-Barg	■	6.000
19	■	■		Non-Barg	■	1.000
20	■	■	■	Non-Barg	■	0.000
21	■	■	■	Non-Barg	■	4.000
22	■	■	■	Non-Barg	■	18.000
23	■	■		Non-Barg	■	4.000
24	■	■		Non-Barg	■	3.000
25	■	■	■	Non-Barg	■	3.000
26	■	■	■	Non-Barg	■	16.000

Schedule 6.4

Participating Salaried Employees (401(k) Plan)

As at February 8, 2008

Participating Apache Employees

	Last Name	First Name	Int.	Hire Date	Eligibility and Vesting Years of Service
	■	■	■	■	19.8333
	■	■	■	■	12.9167
	■	■		■	6.5000
	■	■	■	■	36.3333
0				■

Participating Newsprint Employees

	Last Name	First Name	Int.	Hire Date	Eligibility and Vesting Years of Service
	■	■	■	■	1.2000
	■	■	■	■	9.3333
	■	■	■	■	30.7000
	■	■		■	17.6000
	■	■	■	■	19.2500
	■	■	■	■	4.6000
	■	■	■	■	23.0000
	■	■	■	■	26.5000
	■	■	■	■	28.0000
	■	■	■	■	40.6667
	■	■		■	2.5000
	■	■		■	19.2500
	■	■	■	■	23.7000
	■	■	■	■	26.9167
	■	■	■	■	6.4000
	■	■	■	■	2.3000
	■	■	■	■	39.8333
	■	■	■	■	32.0000
	■	■	■	■	33.5833
	■	■	■	■	2.2000
	■	■	■	■	0.7000
	■	■	■	■	3.0000
	■	■	■	■	20.5000
	■	■	■	■	1.6000
	■	■	■	■	15.7500
	■	■	■	■	6.0000
	■	■	■	■	20.0833
	■	■	■	■	13.9167
	■	■	■	■	34.4000
	■	■	■	■	21.1667
	■	■	■	■	35.4000
	■	■	■	■	1.3000
	■	■	■	■	45.4167
	■	■	■	■	12.9167
	■	■		■	17.4000
	■	■		■	8.0000
	■	■	■	■	7.2000
	■	■	■	■	32.5000
	■	■	■	■	41.9167
	■	■	■	■	14.8333
	■	■		■	4.1000
	■	■		■	12.9167
	■	■	■	■	6.0000
	■	■	■	■	27.9167
	■	■	■	■	21.0000
	■	■		■	9.9167
	■	■	■	■	23.8333
	■	■		■	1.1000
	■	■	■	■	7.0000
	■	■	■	■	6.6000
	■	■	■	■	1.2000
	■	■	■	■	18.6667
	■	■		■	13.5000
	■	■	■	■	38.8333
	■	■	■	■	9.9167
	■	■		■	3.0000
	■	■	■	■	0.5000
	■	■	■	■	19.0000
	■	■		■	11.8333
	■	■	■	■	1.0000
	■	■	■	■	11.4167
	■	■	■	■	0.8000
	■	■	■	■	33.5000
	■	■	■	■	17.6000
	■	■	■	■	18.9167
	■	■		■	2.8000
	■	■	■	■	23.3333
	■	■	■	■	11.8000
	■	■		■	19.6000
	■	■	■	■	7.5000
	■	■		■	9.2500
02

Non-Participating Apache Employees

Last Name	First Name	Int.	Hire Date	Eligibility and Vesting Years of Service
■	■	■	■	2.5000

Non-Participating Newsprint Employees

	Last Name	First Name	Int.	Hire Date	Eligibility and Vesting Years of Service
	■	■		■	0.6000
	■	■	■	■	2.8000
	■	■	■	■	0.8000
3

Schedule 6.8

Period of Service of Employees

As at February 8, 2008

Apache Employees - Salaried

	Last Name	First Name	Int.	Hire Date	Union
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
0

Apache Employees - Hourly

	Last Name	First Name	Int.	Hire Date	Union
	■	■		■	CARPENTERS
	■	■		■	CARPENTERS
	■	■	■	■	CARPENTERS
	■	■		■	CARPENTERS
	■	■	■	■	CARPENTERS
	■	■	■	■	CARPENTERS
	■	■		■	CARPENTERS
	■	■	■	■	CARPENTERS
	■	■	■	■	CARPENTERS
	■	■	■	■	CARPENTERS
	■	■	■	■	NON-BARG
	■	■	■	■	NON-BARG
	■	■	■	■	NON-BARG
	■	■		■	NON-BARG
	■	■	■	■	NON-BARG
	■	■		■	NON-BARG
	■	■	■	■	NON-BARG
	■	■	■	■	NON-BARG
	■	■	■	■	NON-BARG
	■	■		■	NON-BARG
	■	■		■	NON-BARG
	■	■	■	■	NON-BARG
	■	■	■	■	NON-BARG
	■	■		■	UTU
	■	■	■	■	UTU
	■	■	■	■	UTU
0

Snowflake Newsprint Employees – Salaried

	Last Name	First Name	Int.	Hire Date	Union
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
	■	■	■	■	SAL
	■	■	■	■	SAL
	■	■		■	SAL
0

Snowflake Newsprint Employees - Hourly

	Last Name	First Name	Int.	Hire Date	Union
	■	■	■	■	IBEW
	■	■		■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■		■	IBEW
	■	■		■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■		■	IBEW
	■	■		■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■		■	IBEW
	■	■	■	■	IBEW
	■	■		■	IBEW
	■	■	■	■	IBEW
	■	■		■	IBEW
	■	■		■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■		■	IBEW
	■	■		■	IBEW
	■	■	■	■	IBEW
	■	■		■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	IBEW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■		■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■		■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■		■	USW
	■	■	■	■	USW
	■	■	■	■	USW
	■	■	■	■	USW
305

*On STD

**On Military Leave

Schedule 6.10

■ Letter Agreement

(see attached)

■

■

Schedule 9.1.2

Known Environmental Matters

■

Schedule 9.5.7

■

■

Schedule 9.5.8

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■

Schedule 10.1.14

Apache Equipment Leases

Master Net Railcar Lease dated as of June 1, 2006 between The CIT Group/Equipment Financing, Inc. and The Apache Railway Company together with Schedule No. 01 to the Master Net Railcar Lease dated June 1, 2006, between C.I.T. Leasing Corporation and The Apache Railway Company, as amended on November 5, 2007 by the Extension to Lease Schedule No. 01 between C.I.T. Leasing Corporation and The Apache Railway Company. Pertains to seventy (70) steel two-compartment non-rotary coal hopper railcars.

Letter Agreement dated December 20, 2006, between Flex Leasing I, LLC and The Apache Railway Company  (the “Flex Lease”) together with a Notice of Assignment and Payment Instructions dated December 20, 2006, between the same parties. The Flex Lease pertains to twelve (12) aluminum bottom discharge coal hopper railcars.

Number of Cars		Equipment Description
70		Steel, two compartment, non-rotary coal hopper

1	SWFX	1600	53	SWFX	1652
2	SWFX	1601	54	SWFX	1653
3	SWFX	1602	55	SWFX	1654
4	SWFX	1603	56	SWFX	1655
5	SWFX	1604	57	SWFX	1656
6	SWFX	1605	58	SWFX	1657
7	SWFX	1606	59	SWFX	1658
8	SWFX	1607	60	SWFX	1659
9	SWFX	1608	61	SWFX	1660
10	SWFX	1609	62	SWFX	1661
11	SWFX	1610	63	SWFX	1662
12	SWFX	1611	64	SWFX	1663
13	SWFX	1612	65	SWFX	1664
14	SWFX	1613	66	SWFX	1665
15	SWFX	1614	67	SWFX	1666
16	SWFX	1615	68	SWFX	1667
17	SWFX	1616	69	SWFX	1668
18	SWFX	1617	70	SWFX	1669
19	SWFX	1618
20	SWFX	1619
21	SWFX	1620
22	SWFX	1621
23	SWFX	1622
24	SWFX	1623
25	SWFX	1624
26	SWFX	1625
27	SWFX	1626
28	SWFX	1627
29	SWFX	1628
30	SWFX	1629
31	SWFX	1630
32	SWFX	1631
33	SWFX	1632
34	SWFX	1633
35	SWFX	1634
36	SWFX	1635
37	SWFX	1636
38	SWFX	1637
39	SWFX	1638
40	SWFX	1639
41	SWFX	1640
42	SWFX	1641
43	SWFX	1642
44	SWFX	1643
45	SWFX	1644
46	SWFX	1645
47	SWFX	1646
48	SWFX	1647
49	SWFX	1648
50	SWFX	1649
51	SWFX	1650
52	SWFX	I651

Schedule 10.1.18

Apache Licensed Intellectual Property

Rights to the following software: Railsync, Ship Express, Railsoft, Air G20, Metter Toledo 9411 (software license agreements governing the use of each of the foregoing software programs have not been provided to Purchaser).

Schedule 10.1.20

Apache Owned Real Property

Fee Title:  (Parcels 40 and 42A)

Parcel No. 40:

That portion of Section 19, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, described as follows:

A strip of land 100 feet in width across a portion of Section 19, Township 13 North, Range 20 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona, said land being more particularly described as follows:

A strip of land lying 35 feet to the right or northerly side, and 65 feet to the left or southerly side, of the following described centerline:

BEGINNING at a point on the south line of said Section 19, which point is 698.91 feet easterly from the southwest corner of said Section 19;

Thence North 76°13' West a distance of 721.11 feet to a point, which is on the west line of said Section 19 and is 174.25 feet northerly from the Southwest corner thereof.

Parcel No. 42A:

The East half of Section 27, Township 13 North, Range 19 East, of the Gila and Salt River Base and Meridian, Navajo County, Arizona;

EXCEPTING THEREFROM, all oil, gas and minerals whatsoever (other than water flowing or lying on, or under said lands, which shall not be recorded as mineral), in, on, underlying or appurtenant to said land, and all the rights of ownership therein, as reserved to Aztec Land and Cattle Company, Limited, a corporation, in Deed recorded in Book 134 of Official Records, page 218 and amended by instrument recorded in Book 134 of Official Records, page 221.

Schedule 10.1.124

Net Working Capital

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